SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For June 26, 2002

Transportadora de Gas del Sur S.A.
Don Bosco 3672, Fifth Floor
1206 Capital Federal
Argentina

Indicate by check mark whether the registrant files or file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of 85 pages.

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

- Financial statements as of and for the 1st quarter period ended March 31, 2001.

- Press release on accounting changes for tariff adjustment clauses.

- Press release on TGS ISO 9001 and 14.001 Certification.

- Press release on earning release for the fourth quarter and the year-ended December 31, 2001.

- Press release confirming the results of the fourth quarter and the year-ended December 31, 2001, previously announced.

TRANSPORTADORA DE GAS DEL SUR S.A.

Don Bosco 3672 Piso 5- Buenos Aires

Reseña informativa por el período de tres meses terminado el 31 de marzo de 2002 ([1])

El siguiente análisis de los resultados de las operaciones y de la situación financiera de la Sociedad se debe leer en forma conjunta con los estados contables de la Sociedad al 31 de marzo de 2002 y 2001, los cuales han sido preparados de conformidad con las normas contables profesionales vigentes en Argentina ("PCGA Argentinos"). Dichos estados contables reconocen los efectos de la inflación hasta el 31 de agosto de 1995 tal como se describe en la Nota 3.a) a los estados contables no consolidados de TGS.

A fines de abril de 2000, el Ente Nacional Regulador del Gas ("ENARGAS") emitió la Resolución N° 1.660 ("la Resolución") la cual aprobó un plan de cuentas único y un manual de cuentas para las compañías de transporte y distribución de gas, que comprenden cuestiones de valuación, registración y exposición de las operaciones que realicen las mencionadas compañías a partir del 1 de enero de 2001. Con respecto a los criterios definidos para bienes de uso descriptos en Nota 3.h) a los estados contables no consolidados de TGS, la mencionada Resolución estableció su entrada en vigencia a partir del 1 de enero de 2000. Adicionalmente, el 18 de septiembre de 2000, el ENARGAS emitió la Resolución N° 1.903 con el objeto de ampliar las definiciones y pautas previstas en la Resolución. Siguiendo los lineamientos definidos por ambas resoluciones, la Sociedad ha efectuado ciertas reclasificaciones a la información correspondiente a los períodos de tres meses terminados el 31 de marzo de 2000, 1999 y 1998 con fines comparativos con las cifras correspondientes al período de tres meses terminado el 31 de marzo de 2002.

Contexto económico argentino

La República Argentina se encuentra inmersa en un delicado contexto económico el cual constituye un marco que tiene como principales indicadores un alto nivel de endeudamiento externo, altas tasas de interés, una reducción significativa del nivel de los depósitos del sistema financiero, un riesgo país que ha alcanzando niveles fuera de los promedios habituales y una recesión económica que ya tiene una duración de más de 3 años. Esta situación ha generado una caída importante en la demanda de productos y servicios y un incremento significativo en el nivel de desempleo. Asimismo, la capacidad del Gobierno Nacional para cumplir con sus obligaciones y la posibilidad para acceder a líneas de crédito bancarias han sido afectadas por estas circunstancias.

Desde el 3 de diciembre de 2001 se emitieron medidas tendientes a restringir la libre disponibilidad y circulación de efectivo y la transferencia de divisas al exterior. Posteriormente, el Gobierno Nacional declaró el incumplimiento del pago de los servicios de la deuda externa.

El 6 de enero de 2002, después de una crisis política que significó la renuncia de dos presidentes, el Gobierno Nacional sancionó la Ley N° 25.561 (Ley de Emergencia Pública y Reforma del Régimen Cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la Ley de Convertibilidad sancionada en marzo de 1991. En febrero de 2002, el Gobierno Nacional emitió el Decreto N° 214 (Reordenamiento del Sistema Financiero) y el Decreto N° 260 (Régimen Cambiario), los cuales modificaron sustancialmente algunas de las medidas adoptadas a través de la Ley de Emergencia. Estos decretos están aún siendo complementados con reglamentaciones de los diversos organismos de control, algunas de las cuales pueden estar pendientes de emisión a la fecha de preparación de estos estados contables. Adicionalmente, con fecha 24 de abril de 2002, el Gobierno Nacional firmó un acuerdo con los gobernadores provinciales que junto con otros cambios en la Administración de la Nación, sentarían las bases de nuevas medidas que no están emitidas y/o implementadas en su totalidad.

([1]) No cubierta por el informe del auditor, excepto por los puntos 3, 4 y 6.

Para mayor información respecto del alcance de los efectos de la devaluación del peso argentino y de la nueva normativa económica, ver Nota 2 a los estados contables no consolidados de TGS.

Valuación de saldos en moneda extranjera – Activación de diferencias de cambio

De acuerdo con lo dispuesto por la Resolución N° 1/2002 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA") y la Resolución N° 392 de la CNV, la Sociedad ha reconocido los efectos de la devaluación en el trimestre finalizado el 31 de marzo de 2002.

De acuerdo con lo establecido por la Resolución N° 3/2002 del CPCECABA y la Resolución N° 398 de la CNV, las diferencias de cambio originadas en la devaluación de la moneda argentina ocurrida a partir del 6 de enero de 2002 y otros efectos derivados de dicha devaluación correspondientes a pasivos expresados en moneda extranjera existentes a dicha fecha, deberán imputarse a los valores de costo de los activos adquiridos o construidos mediante esa financiación si tal relación es directa y se podrá optar, como criterio alternativo similar tratamiento para diferencias de cambio producidas por financiaciones indirectas, en ambos casos con límite en valor recuperable de dichos activos.

La Sociedad ha aplicado lo dispuesto por estas normas y, en tal sentido, ha activado una diferencia de cambio de Ps. 1.476,1 millones en los bienes de uso de la Sociedad (criterio alternativo). Para dicha activación se han considerado las diferencias de cambio originadas a partir del 6 de enero de 2002 correspondientes a pasivos expresados en moneda extranjera a dicha fecha, asumiendo que los fondos fueron aplicados, en primer término, a cubrir necesidades de capital de trabajo y a financiar activos no susceptibles de recibir la imputación de las diferencias de cambio tratadas por esta norma, y el excedente fue asociado con la financiación de los activos que sí admiten tal imputación.

El remanente de las diferencias de cambio originadas en el período fue cargado a resultados y se expone en la línea "Resultados financieros y por tenencia generados por pasivos".

1. Análisis de los Resultados Consolidados de las Operaciones

El siguiente cuadro resume los resultados consolidados obtenidos durante los períodos de tres meses terminados el 31 de marzo de 2002 y 2001:

	2002	2001	variación
	(en millones de pesos)		
Ingresos por ventas netas	**141,1**	**126,8**	**14,3**
Transporte de gas	100,3	101,3	(1,0)
Producción y comercialización de LGN	32,0	22,5	9,5
Otros servicios	8,8	3,0	5,8
Costo de ventas	**(63,1)**	**(44,6)**	**(18,5)**
Costo laboral	(5,5)	(5,7)	0,2
Depreciación y amortización	(34,0)	(17,9)	(16,1)
Otros costos operativos	(23,6)	(21,0)	(2,6)
Utilidad bruta	**78,0**	**82,2**	**(4,2)**
Gastos de administración y comercialización	(5,2)	(7,7)	2,5
Utilidad operativa	**72,8**	**74,5**	**(1,7)**
Otros (egresos) ingresos, netos	(0,7)	0,2	(0,9)
Resultados de inversiones permanentes	(2,5)	-	(2,5)
Resultados financieros y por tenencia	(585,2)	(22,6)	(562,6)
Impuesto a las ganancias	-	(19,1)	19,1
(Pérdida) utilidad neta	**(515,6)**	**33,0**	**(548,6)**

Por el primer trimestre de 2002, TGS ha reportado una pérdida neta de Ps. 515,6 millones comparado con la utilidad neta de Ps. 33 millones del mismo período de 2001. La variación negativa de los resultados de la Sociedad se debe exclusivamente al efecto de la devaluación del peso argentino ocurrida durante el primer trimestre de 2002 reflejado en las variaciones de los Resultados financieros y por tenencia, y del Costo de ventas por la depreciación de la activación de la diferencia de cambio. Este efecto negativo fue parcialmente compensado por (i) no haberse constituido provisión de impuestos a las ganancias en el trimestre de 2002 debido a la existencia de quebranto impositivo y (ii) mayores ingresos por ventas netas.

Ingresos por ventas netas

Actividad regulada

Transporte de Gas

El transporte de gas es la principal actividad de la Sociedad, y representó aproximadamente el 71% y el 80% de los ingresos por ventas netas correspondiente a los períodos de tres meses terminados el 31 de marzo de 2002 y 2001, respectivamente. Los ingresos derivados de este segmento provienen principalmente de contratos en firme, en virtud de los cuales se reserva y se paga por la capacidad del gasoducto sin tener en cuenta el uso real de la misma. Además, TGS presta un servicio de transporte interrumpible el cual prevé el transporte de gas sujeto a la capacidad disponible del gasoducto.

Los ingresos por ventas derivados del segmento de transporte de gas obtenidos durante el período de tres meses terminado el 31 de marzo de 2002 disminuyeron aproximadamente un 1% principalmente como resultado de la contabilización de varios aumentos consecutivos del índice de precios al productor de los Estados Unidos ("PPI") en el primer trimestre de 2001, los cuales no fueron registrados en el primer trimestre de 2002 (ver "Regulación tarifaria"). Este efecto negativo fue parcialmente compensado por una mayor capacidad contratada en firme promedio, la cual aumentó de 58,2 millones de metros cúbicos por día ("MMm^3/d") a 61,6 MMm^3/d, reflejando el inicio de una importante expansión del sistema de transporte en junio de 2001.

La mayor capacidad de transporte contratada en firme es consecuencia, principalmente de la entrada en operaciones a partir del 1 de junio de 2001 de una importante expansión del sistema de transporte de gas. Dicha expansión, la más importante en términos de kilómetros de gasoducto incorporados desde la privatización de Gas del Estado ("GdE"), adicionó 3,2 MMm^3/d de capacidad en firme (representando un crecimiento del 4,1% respecto de la capacidad contratada en firme anterior). Parte de dicha capacidad está destinada a abastecer el crecimiento de la demanda doméstica de algunos clientes distribuidores de gas, mientras que el resto está destinado a satisfacer la demanda del sector industrial. A pesar de las adversas condiciones climáticas, la mencionada expansión fue puesta en servicio para satisfacer la demanda del período invernal del año 2001. Se estima que los ingresos anuales derivados de esta expansión serán de aproximadamente Ps. 17 millones (en base a las tarifas vigentes). Esta expansión demandó inversiones por aproximadamente US$ 125 millones y se realizó a través de la instalación de 327 km. de cañería en los gasoductos San Martín, Neuba II y extensiones en tramos finales cercanos a los puntos de abastecimiento de las redes de distribución. Adicionalmente, como resultado de este concurso abierto, TGS obtuvo la renuncia por parte de algunas compañías distribuidoras de gas de más del 50% del total de los derechos de reducción futura de capacidad contratada a la que se encontraba expuesta.

TGS y el consorcio ganador de la licitación para la construcción del gasoducto Cruz del Sur que une Buenos Aires con Uruguay, con posibilidad de extenderse a Brasil, han constituido la sociedad Gas Link S.A. ("LINK") cuyo objeto social es la construcción, operación y mantenimiento del gasoducto de vinculación entre el sistema de TGS y el mencionado gasoducto. Dicho gasoducto de vinculación, con una longitud aproximada de 40 km, se extiende desde Buchanan, en el anillo de alta presión que circunda a la Ciudad de Buenos Aires, el cual es parte del sistema de gasoductos de TGS, hasta la localidad de Punta Lara, siendo su capacidad inicial de transporte de 1 MMm^3/d con una inversión aproximada de US$ 20 millones. El gasoducto Cruz del Sur, por su diseño, prevé abastecer el potencial crecimiento del mercado uruguayo, con una demanda de gas estimada de hasta un máximo de 5,5 MMm^3/d, y por otra parte, cubrir las oportunidades que se presenten en el sur de Brasil.

- *Regulación tarifaria*

En relación con el transporte de gas, la Sociedad está sujeta al marco regulatorio dispuesto por la ley N° 24.076 y a las reglamentaciones que dicte el ENARGAS, el cual tiene entre sus facultades el establecimiento de las bases de cálculo de las tarifas, su aprobación y contralor. De acuerdo a dicho marco regulatorio, las tarifas de TGS se deben calcular en dólares estadounidenses, convertibles a pesos al momento de la facturación. Las tarifas de transporte de gas natural utilizadas por TGS fueron establecidas en la privatización de GdE y corresponde su ajuste, previa autorización, en los siguientes casos: i) semestralmente, por variación en el PPI y ii) por revisión quinquenal de las mismas, conforme a los factores de eficiencia y de inversión que determine el ENARGAS. El factor de eficiencia reduce las tarifas por efecto de programas de eficiencia futuros, mientras que el factor de inversión incrementa las mismas para compensar a las licenciatarias por inversiones futuras. Además, sujeto a la aprobación del ENARGAS, las tarifas se deben ajustar para reflejar circunstancias no recurrentes o cambios impositivos, con excepción del impuesto a las ganancias. Durante 1996 y 1997 se llevó a cabo el proceso de revisión quinquenal de tarifas. En 1996, el ENARGAS determinó la tasa de costo de capital a ser utilizada en el cálculo de los factores de eficiencia y de inversión. La misma, que fue fijada en un 11,3% anual, representa el costo promedio del capital. Como resultado final de dicho proceso que culminó en diciembre de 1997, la Sociedad redujo 6,5% sus tarifas a partir del 1 de enero de 1998, por aplicación del factor de eficiencia calculado por el ENARGAS para el período quinquenal 1998-2002. Con respecto al factor de inversión, el ENARGAS autorizó la aplicación de incrementos periódicos en tarifas hasta enero de 2002 resultando en un promedio ponderado total a dicha fecha de 2,6% para compensar inversiones por un total de aproximadamente US$ 70 millones, que consisten principalmente en la modificación del anillo de alta presión del Gran Buenos Aires, en la expansión del gasoducto Cordillerano en el Oeste de la República Argentina y en mejoras al gasoducto General San Martín como preparación para futuras expansiones.

El ENARGAS, a través de la Resolución N° 1.470 de enero de 2000, previo acuerdo con las licenciatarias de distribución y transporte, resolvió diferir a través de su financiamiento y posterior recupero, por única vez y con carácter excepcional, la aplicación del PPI correspondiente al primer semestre del año 2000, que registró un incremento del 3,78%, hasta el 1 de julio de 2000. En agosto de 2000, el Poder Ejecutivo Nacional emitió el Decreto N° 669/00, que tuvo como antecedente un acta acuerdo firmada por la Secretaría de Energía de la Nación, en representación del Ministerio de Economía de la Nación, el ENARGAS y TGS, junto con otras empresas licenciatarias de gas natural. Dicho decreto establecía, con respecto a los ingresos devengados durante el primer semestre de 2000 por la aplicación del ajuste del PPI anteriormente mencionado, con más los intereses devengados, que los mismos serían facturados en doce meses a partir del 1 de julio de 2000 a través de un aumento en las tarifas de transporte. Asimismo, dicho decreto determinó el diferimiento de la aplicación de los ajustes a tarifas de transporte por aplicación del PPI a partir del 1 de julio de 2000 hasta el 30 de junio de 2002 (los aumentos del PPI a partir del 1 de julio de 2000, 1 de enero de 2001 y 1 de julio de 2001 fueron de 2,32%, 4,01% y 0,44%, respectivamente). Los ingresos devengados por la aplicación del PPI más los intereses compensatorios correspondientes, formarían parte de un fondo, en la medida que no excediera una determinada banda, que sería facturado en 24 meses, a través de un ajuste tarifario, a partir del 1 de julio de 2002. A fines de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8 hizo lugar a la medida cautelar requerida por el Defensor del Pueblo de la Nación y ordenó dejar en suspenso la vigencia del Decreto N° 669/00, por considerar que resulta verosímil el derecho invocado por el Defensor del Pueblo de la Nación al solicitar la suspensión de dicho Decreto, basado en que la aplicación del PPI constituía una contradicción a la Ley N° 23.928 de Convertibilidad. Posteriormente, el Poder Ejecutivo Nacional, el ENARGAS y la mayoría de las licenciatarias apelaron dicha medida. En octubre de 2001, la Cámara de Apelaciones notificó la confirmación de la medida cautelar, hasta tanto se pronuncie sentencia sobre el fondo de la cuestión. TGS interpuso contra dicho fallo un recurso extraordinario ante la Corte Suprema de Justicia de la Nación ("CSJN"), tendiente a revocar la medida cautelar dictada. En agosto de 2000, enero y julio de 2001, el ENARGAS comunicó a TGS que correspondía acatar la medida judicial, aún cuando no se había declarado la nulidad del Decreto N° 669/00, por lo que aún no se aplicaban los efectos de dicho decreto sobre las tarifas, las cuales debían mantenerse en los valores vigentes durante el primer semestre del año 2000 hasta tanto hubiera una resolución judicial definitiva. La Sociedad solicitó al ENARGAS que reconsiderara la decisión de aplicar el cuadro tarifario anterior al dictado del Decreto N° 669/00 y ordenara la aplicación de las tarifas que resulten de aplicar la Resolución N° 1.470, antes mencionada.

Al 31 de diciembre de 2001, la Sociedad había registrado los mayores ingresos derivados de la aplicación del Decreto 669/00, considerando, entre otros, que (i) el diferimiento de la facturación de los mencionados incrementos tarifarios constituía un método de financiación establecido por el Gobierno Argentino relacionado con servicios ya prestados por TGS, sin necesidad que la Sociedad brindara servicios futuros a sus clientes y (ii) en el caso que dicho diferimiento no pudiera ser facturado a los clientes, la Sociedad debería recibir del Gobierno Argentino una compensación equivalente al monto no facturado.

Como consecuencia de la declaración por parte del Gobierno Nacional del incumplimiento del pago de los servicios de la deuda externa en diciembre de 2001 y la posterior sanción, en enero de 2002, de la Ley N° 25.561 (Ley de Emergencia Pública y Reforma al Régimen Cambiario) descripta en Nota 2, cuyas disposiciones incluyen, entre otras, la eliminación de las cláusulas de ajuste de las tarifas por el valor dólar y aquellas basadas en índices de precios de otros países y cualquier otro mecanismo indexatorio, la fijación de la relación de cambio de un peso igual un dólar para las tarifas, y la renegociación de los contratos de servicios públicos cuyo alcance no ha sido definido con precisión, el traslado a la tarifa del PPI que legítimamente reclama la Sociedad resulta improbable, estando condicionado a hechos futuros fuera del control de la Sociedad la posibilidad de recuperarlo a través del Gobierno Argentino. Por lo que en los estados contables, al 31 de diciembre de 2001, la Sociedad registró una pérdida de Ps. 57,6 millones correspondiente al diferimiento de los ajustes del PPI devengado durante los ejercicios 2000 y 2001, y discontinuó, a partir del presente ejercicio, el mencionado devengamiento.

Lo antes mencionado no implica de modo alguno una renuncia a derechos y acciones que TGS tiene en base a las expresas disposiciones del Marco Regulatorio. Los mencionados derechos serán mantenidos y ejercidos en toda instancia administrativa y judicial a la que TGS recurra a tal fin, aún incluso dentro del proceso de renegociación referido en la Ley N° 25.561.

Durante el año 2000, se había iniciado el proceso de la segunda revisión quinquenal de tarifas. Con fecha 8 de febrero de 2002, el ENARGAS notificó a TGS sobre la suspensión de los plazos de dicho proceso, hasta tanto se cuente con el resultado del proceso de renegociación antes mencionado.

Las operaciones de transporte de la Sociedad dependerán del resultado de la renegociación del contrato de privatización mencionado anteriormente que lleve adelante el Gobierno Nacional en los próximos meses. No puede asegurarse que el desarrollo futuro de la negociación con el Gobierno Nacional, así como la normativa aplicable a la industria del gas natural o la interpretación de la misma o de la Licencia, tenga un efecto favorable para la Sociedad, o que no se producirán decisiones o cambios que modifiquen el marco regulatorio y que afecten negativamente los resultados de las operaciones o la situación financiera de la Sociedad.

Actividad No Regulada

Producción y comercialización de LGN

A diferencia de la actividad de transporte de gas, la actividad de producción y comercialización de LGN no está sujeta a regulación por parte del ENARGAS.

La actividad de producción y comercialización de LGN representó aproximadamente el 23% y el 18% del total de los ingresos por ventas netas durante los períodos de tres meses terminados el 31 de marzo de 2002 y 2001, respectivamente. Las actividades de producción y comercialización de LGN se desarrollan en el Complejo Cerri, ubicado en las cercanías de la ciudad de Bahía Blanca y abastecido por todos los gasoductos principales de TGS. En dicho Complejo se recupera etano, propano, butano y gasolina natural. La venta de dichos líquidos por parte de TGS se realiza tanto a los distribuidores de butano y propano como a refinerías y terceros en el caso de gasolina natural, a precios vigentes en el mercado local o internacional. Por su parte, la comercialización de etano se efectúa a Polisur S.A. a precios acordados entre las partes.

Los ingresos derivados del segmento de producción y comercialización de LGN aumentaron Ps. 9,5 millones durante el primer trimestre de 2002 con respecto al mismo trimestre del año anterior fundamentalmente reflejando el efecto positivo de la devaluación del peso argentino en las exportaciones de LGN. Este efecto fue parcialmente mitigado por la disminución de los precios internacionales de LGN.

Es de destacar, la mayor riqueza del gas arribado al Complejo Cerri durante el primer trimestre de 2002, resultante de los acuerdos celebrados con los productores de gas de la cuenca neuquina. El objetivo de la celebración de estos acuerdos es mitigar la merma en la producción de LGN a partir de la entrada en operaciones del proyecto de Compañía MEGA S.A. (capacidad de procesamiento de 36 MMm^3/d) a principios de 2001. Esta mayor riqueza ha permitido lograr un leve incremento de la producción, a pesar de la menor entrega promedio de gas por día, la cual descendió de 43,3 MMm^3/d en el primer trimestre de 2001 a 41,5 MMm^3/d en el mismo período de 2002.

Los contratos de producción y comercialización de LGN para el mercado interno estaban expresados en dólares con anterioridad a la sanción de la Ley de Emergencia Pública, la cual convirtió los precios de dichos contratos a pesos a la relación un peso un dólar. La Sociedad se encuentra renegociando dichos precios con los clientes a la fecha de emisión de la presente Reseña Informativa.

<u>Otros servicios</u>

El segmento otros servicios no está sujeta a la regulación por parte del ENARGAS.

La Sociedad presta servicios denominados de "upstream", los cuales consisten principalmente en el tratamiento, separación de impurezas y compresión de gas, pudiendo abarcar también la captación y el transporte de gas en yacimientos, así como también servicios de construcción, inspección y mantenimiento de gasoductos.

Los ingresos derivados del segmento de otros servicios aumentaron Ps. 5,8 millones durante el primer trimestre de 2002 respecto al mismo trimestre de 2001, principalmente por ingresos adicionales obtenidos derivados de la prestación de los servicios de construcción del gasoducto a LINK, antes mencionado, y nuevos servicios de telecomunicaciones (a través de la sociedad controlada TELCOSUR).

Las tarifas de los principales contratos correspondientes a esta actividad estaban expresadas dólares con anterioridad a la sanción de la Ley de Emergencia Pública que convirtió a las mismas en pesos a la relación de un peso un dólar. A la fecha de emisión de la presente Reseña Informativa, la Sociedad se encuentra renegociando con los clientes las tarifas de dichos contratos.

Costo de ventas y gastos de administración y comercialización

El costo de ventas y los gastos de administración y comercialización correspondientes al período de tres meses terminado el 31 de marzo de 2002 aumentaron aproximadamente Ps. 16 millones con respecto al mismo período del año anterior principalmente como consecuencia de (i) mayores depreciaciones y amortizaciones por Ps. 16,1 millones, fundamentalmente asociado a la activación de la diferencia de cambio negativa, explicado anteriormente, y (ii) Ps. 2,5 millones de gastos de inspección interna de gasoductos incurridos en el primer trimestre de 2002. Dichos incrementos fueron compensados parcialmente por menores gastos de administración y comercialización correspondientes al período de tres meses terminado el 31 de marzo de 2002.

Resultados por inversiones permanentes

Los resultados por inversiones permanentes registrados en el primer trimestre de 2002, principalmente refleja la eliminación de la ganancia no trascendida a terceros generada por los servicios de construcción prestados a Gas Link S.A.

Resultados financieros y por tenencia

Los resultados financieros y por tenencia por el período de tres meses terminado el 31 de marzo de 2002 aumentaron Ps. 562,6 millones con respecto al mismo período de 2001, fundamentalmente como resultado de la diferencia de cambio remanente originada en el período, no susceptible de activación al 31 de marzo de 2002 de acuerdo a los mencionado en Nota 2 a los estados contables no consolidados de TGS. Asimismo, por el mismo efecto de la devaluación de la moneda argentina, los intereses devengados en el período de 2002 han aumentado significativamente.

Impuesto a las ganancias

Al 31 de marzo de 2002, TGS no registró provisión de impuesto a las ganancias, debido al quebranto impositivo estimado generado en el trimestre por la devaluación del peso argentino.

TELCOSUR

TELCOSUR, subsidiaria de TGS, inició sus operaciones el 1 de julio de 2000 y se dedica a la prestación de servicios de telecomunicaciones. TELCOSUR posee una licencia para la prestación de servicios de transmisión de datos y servicios de telecomunicaciones con valor agregado. TELCOSUR registró una pérdida neta de Ps. 0,1 millones por el período de tres meses terminado el 31 de marzo de 2002. Durante el año 2001, TGS finalizó una inversión de aproximadamente US$ 26 millones para la ampliación de la capacidad de su sistema original, poniendo en funcionamiento un moderno sistema de radio enlace terrestre digital con tecnología SDH. Asimismo, TELCOSUR ha logrado cerrar acuerdos de venta de capacidad de telecomunicaciones con importantes operadores y ha renegociado los acuerdos celebrados durante 2000, adaptándolos a las condiciones de la industria pero manteniendo el valor económico de los mismos. En relación al proyecto de construcción de una red de fibra óptica de alta capacidad entre Buenos Aires, Bahía Blanca y Neuquén, durante el año 2001, TELCOSUR ha obtenido los derechos de paso y ha desarrollado la ingeniería de detalle correspondientes a dichos corredores, incluyéndose también la costa atlántica. Ante la grave crisis económica y financiera de la Argentina, la Dirección de TELCOSUR se encuentra evaluando la posibilidad de alargar los plazos originalmente previstos para la terminación del proyecto de construcción de la red de fibra óptica hasta tanto la situación económica de la Argentina se estabilice.

2. Liquidez y Recursos de Capital

Las fuentes de financiamiento de la Sociedad y sus aplicaciones durante los períodos de tres meses finalizados el 31 de marzo de 2002 y 2001 fueron las siguientes:

	2002	2001
	(en millones de pesos)	
Fondos generados por las operaciones	112,0	64,2
Fondos aplicados a las actividades de inversión	(14,6)	(47,1)
Fondos generados por las actividades de financiación antes de dividendos	0,2	32,1
Dividendos pagados	-	(45,7)
Fondos netos aplicados a las actividades de financiación	0,2	(13,6)
Variación neta de fondos	97,6	3,5

Fondos generados por las operaciones

Los fondos generados por las operaciones durante el primer trimestre de 2002 aumentaron aproximadamente Ps. 47,8 millones respecto del mismo período de 2001 fundamentalmente como resultado de la revaluación de los activos en dólares que la Sociedad mantuvo en el trimestre.

Fondos aplicados a las actividades de inversión

Los fondos aplicados a las actividades de inversión durante el primer trimestre de 2002 disminuyeron Ps. 32,3 millones principalmente como resultado de mayores inversiones efectuadas en el primer trimestre de 2001 destinadas a la expansión del sistema de transporte.

Fondos netos aplicados a las actividades de financiación

Los fondos netos generados por las actividades de financiación antes de dividendos disminuyeron Ps. 31,9 millones durante el período de tres meses terminado el 31 de marzo de 2002 debido principalmente a un aumento en el endeudamiento en el período de 2001 para financiar la expansión antes mencionada.

Con respecto a dividendos, dado la profunda crisis económica que atraviesa el país que impacta fuertemente en la situación financiera de TGS, la Sociedad no ha pagado dividendos en el primer trimestre de 2002. En el primer trimestre de 2001, TGS pagó dividendos por Ps. 0,0575 por acción, los cuales se determinaron en base a las utilidades del segundo semestre de 2000.

Recursos de capital

Los recursos de capital de la Sociedad consisten básicamente en los fondos generados por sus operaciones como recurso principal, complementado por líneas de crédito otorgadas por bancos comerciales y el acceso al mercado de capitales a través de los siguientes programas globales: (i) Programa Global para la emisión de obligaciones negociables por un monto total de US$ 500 millones, creado en 1999: bajo este programa, la Sociedad efectuó durante el ejercicio 2000 dos emisiones de deuda a un plazo de 3 años por US$ 150 millones cada una, con el objetivo de refinanciar las series emitidas bajo el Programa Global de 1997, y refinanciar parcialmente la segunda emisión de obligaciones negociables efectuada bajo el Programa Global de 1996 y (ii) Programa Global para la emisión de obligaciones negociables a corto y mediano plazo por un monto máximo total en circulación de hasta US$ 300 millones, creado en 2000: bajo este programa la Sociedad ha emitido durante 2001 una obligación negociable por un monto de US$ 200 millones a través de una colocación privada, a cinco años de plazo. La obligación negociable, adquirida por el fideicomiso financiero "Titan TGS 2001", se constituyó en el activo subyacente de la emisión de títulos fiduciarios de Clases "A" y "B" a ser efectuada por el mencionado fideicomiso. Los fondos obtenidos de esta colocación fueron destinados a financiar el proyecto de inversiones previsto para los años 2001-2003. Pendiente la aplicación de estos fondos, conforme lo previsto, los mismos fueron parcialmente utilizados para el pago de la primera emisión de deuda bajo el Programa Global de 1996 (para mayor información ver Nota 6 a los estados contables no consolidados de TGS).

A pesar de la grave situación financiera que atraviesa actualmente la Argentina, que ha llevado a los bancos a suspender temporariamente el otorgamiento de nuevas líneas de créditos y de las restricciones impuestas para el giro de divisas al exterior, TGS ha honrado todos sus compromisos financieros y ha logrado renovar sustancialmente los vencimientos de deuda que se produjeron hasta la fecha de emisión de la presente Reseña Informativa y estima poder refinanciar su cartera actual de endeudamiento de corto plazo. No obstante ello y en caso de que el contexto económico-financiero, o nuevos cambios en la legislación y regulaciones vigentes continúen afectando adversamente la situación financiera de la Sociedad, la capacidad de TGS para cumplir con sus obligaciones podría verse afectada.

La Sociedad se encuentra sujeta al cumplimiento de ciertas restricciones impuestas por los contratos de préstamos vigentes, descriptos en Nota 6 a los estados contables no consolidados de TGS. Al 31 de marzo de 2002, TGS no ha podido dar cumplimiento a las restricciones financieras descriptas en los párrafos ii) y iii) de dicha nota, debido al efecto de la devaluación del peso sobre la deuda financiera expresadas en dólares que la Sociedad posee al 31 de marzo de 2002 y los intereses devengados y generados por dicha deuda en el período. A la fecha de emisión de los presente estados contables, TGS se encuentra renegociando con los acreedores dichas restricciones financieras.

- *Instrumentos financieros derivados*

Del total de la deuda financiera que la Sociedad mantiene al 31 de marzo de 2001, el 55% tiene un costo conocido.

En agosto de 2000, TGS celebró con reconocidas instituciones financieras acuerdos de cap de la tasa LIBO de seis meses sobre los US$ 100 millones relacionados con la tercera emisión del Programa Global de 1993 (ver Nota 6 a los estados contables no consolidados de TGS para más información).

En julio de 2001, la Sociedad celebró con reconocidas entidades financieras acuerdos de cap y "cap con knock-out" de las tasas de interés correspondientes a las emisiones de obligaciones negociables efectuadas bajo el Programa Global de 1999 por US$ 150 millones y el Programa Global de 2000 por US$ 200 millones (ver Nota 6 a los estados contables no consolidados de TGS para más información).

Al 31 de diciembre de 2001, la porción corriente incluye préstamos por aproximadamente 1.220 millones de yenes, (equivalentes a aproximadamente US$ 10 millones, al tipo de cambio vigente al inicio de los acuerdos). La Sociedad ha concertado acuerdos de compra de yenes a futuro con el objetivo de establecer una protección frente a la exposición a la devaluación del dólar estadounidense con respecto al yen. Por lo tanto, en dichos acuerdos se estipuló un tipo de cambio fijo a la fecha de vencimiento de cada uno de los préstamos.

3. Estructura Patrimonial Consolidada Comparativa

Estructura patrimonial consolidada comparativa al 31 de marzo de 2002, 2001, 2000, 1999 y 1998, respectivamente:

	(en miles de pesos, según lo mencionado en Nota 3.a. a los estados contables no consolidados de TGS)				
	2002	**2001**	**2000**	**1999**	**1998**
Activo corriente	275.409	100.552	106.253	81.236	111.933
Activo no corriente	3.595.147	2.083.880	2.010.222	1.920.175	1.767.262
Total	**3.870.556**	**2.184.432**	**2.116.475**	**2.001.411**	**1.879.195**
Pasivo corriente	1.219.763	362.482	321.581	346.830	416.631
Pasivo no corriente	2.063.548	746.030	758.435	628.361	429.289
Sub total	3.283.211	1.108.512	1.080.016	975.191	845.920
Patrimonio neto	587.245	1.075.920	1.036.459	1.026.220	1.033.275
Total	**3.870.556**	**2.184.432**	**2.116.475**	**2.001.411**	**1.879.195**

Véase nuestro informe de fecha
30 de mayo de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.A.B.A. T 1 F 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E.C.A.B.A.
Tomo LXXVI - Folio 99

4. Estructura de Resultados Consolidada Comparativa

Estados de resultados consolidados comparativos por los períodos de tres meses terminados el 31 de marzo de 2002, 2001, 2000, 1999 y 1998, respectivamente:

	(en miles de pesos, según lo mencionado en Nota 3.a. a los estados contables no consolidado)				
	2002	2001	2000	1999	1998
Utilidad operativa	72.777	74.574	72.178	68.957	69.114
Otros ingresos, netos	(666)	162	10	178	81
Resultado de inversiones permanentes	(2.519)	-	-	-	-
Resultados financieros y por tenencia	(585.159)	(22.619)	(24.246)	(18.279)	(11.264)
(Pérdida) / utilidad neta antes del impuesto a las ganancias	(515.567)	52.117	47.942	50.856	57.931
Impuesto a las ganancias	-	(19.115)	(16.510)	(15.825)	(18.262)
(Pérdida) / utilidad neta del período	**(515.567)**	**33.002**	**31.432**	**35.031**	**39.669**

5. Datos Estadísticos Comparativos (en unidades físicas)

	Primer trimestre de				
	2002	2001	2000	1999	1998
Transporte de Gas					
Capacidad en firme contratada promedio (Miles m³/día)	61.587	58.195	57.179	55.814	54.746
Promedio diario de entregas (Miles m³/día)	41.473	43.316	43.782	40.486	32.081
Producción y comercialización de GLP					
• Producción					
Etano (Tn)	76.669	77.559	72.821	82.403	87.654
Propano (Tn)	68.167	62.752	91.043	82.072	73.981
Butano (Tn)	43.700	43.218	63.747	55.858	48.000
Gasolina (Tn)	20.175	20.207	27.985	26.804	19.761
• Ventas al mercado local (a)					
Etano (Tn)	76.669	77.559	72.821	82.403	87.654
Propano (Tn)	25.688	44.681	61.113	60.505	65.732
Butano (Tn)	19.055	30.898	48.244	41.378	42.790
Gasolina (Tn)	2.869	8.412	10.916	14.566	15.188
• Ventas al exterior (a)					
Propano (Tn)	38.183	12.858	32.566	16.655	4.520
Butano (Tn)	21.897	9.162	16.682	15.003	3.039
Gasolina (Tn)	11.869	16.139	22.044	7.101	2.964

(a) Incluye el procesamiento de gas natural realizado por cuenta y orden de terceros.

6. Indices Comparativos

		Al 31 de marzo de				
		2002	2001	2000	1999	1998
Liquidez	(a)	0,23	0,28	0,33	0,23	0,27
Endeudamiento	(b)	5,59	1,03	1,04	0,95	0,82

(a) Activo corriente sobre pasivo corriente.
(b) Pasivo total sobre patrimonio neto.

Véase nuestro informe de fecha 30 de mayo de 2002

PRICE WATERHOUSE & CO.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Dr. Héctor A. López
Contador Público (UBA)

7. Otra Información

		Por los períodos de tres meses terminados el 31 de marzo de				
		2002	**2001**	**2000**	**1999**	**1998**
Rentabilidad sobre ventas netas	(a)	(3,65)	0,26	0,25	0,35	0,40
Utilidad neta por acción	(b)	(0,65)	0,04	0,04	0,04	0,05

(a) Utilidad neta dividida por ingresos por ventas netas.
(b) Calculado en base a 794.495.283 acciones (total de acciones en circulación al 31-03-02).

Cotización de títulos valores al último día del mes

	Acciones en la Bolsa de Comercio de Buenos Aires [illegible]	Obligaciones Negociables (Segunda emisión – Programa 1999) en Estados Unidos
Precio de corte	2,70	—
01/1998	2,26	—
02/1998	2,36	—
03/1998	2,32	—
04/1998	2,35	—
05/1998	2,16	—
06/1998	2,24	—
07/1998	2,38	—
08/1998	1,89	—
09/1998	1,98	—
10/1998	2,08	—
11/1998	2,02	—
12/1998	1,98	—
01/1999	1,93	—
02/1999	1,99	—
03/1999	1,90	—
04/1999	1,91	—
05/1999	1,80	—
06/1999	1,88	—
07/1999	1,73	—
08/1999	1,54	—
09/1999	1,65	—
10/1999	1,70	—
11/1999	1,67	—
12/1999	1,88	—
01/2000	1,58	—
02/2000	1,83	—
03/2000	1,69	—
04/2000	1,63	—
05/2000	1,55	—
06/2000	1,80	—
07/2000	1,64	—
08/2000	1,48	101,62
09/2000	1,50	102,62
10/2000	1,75	102,62
11/2000	1,45	98,52
12/2000	1,40	99,31
01/2001	1,57	100,66
02/2001	1,44	101,35
03/2001	1,52	98,44
04/2001	1,40	93,78

05/2001	1,41	96,45
06/2001	1,38	99,85
07/2001	1,26	97,05
08/2001	1,32	96,60
09/2001	1,12	94,21
10/2001	0,89	94,21
11/2001	0,98	94,21
12/2001	1,30	94,21
01/2002	1,78	55,00
02/2002	1,20	40,00
03/2002	1,05	35,00

8. Perspectivas

Los cambios sustanciales que se han producido en los primeros meses de 2002 en la economía argentina y en el marco regulatorio aplicable a la industria del gas natural implican una readecuación de la estrategia futura de la empresa. La estrategia mantenida por TGS estuvo orientada hacia el crecimiento de todas sus áreas de negocios, lo cual requería altos niveles de inversión.

Por lo tanto, ante el presente escenario de alta incertidumbre, la Dirección de la Sociedad consideró prudente reformular sus objetivos estratégicos. Los mismos estarán orientados en lo inmediato al resguardo del patrimonio de la Sociedad mediante estrictos controles de gastos e inversiones de manera tal de preservar los fondos provenientes de las operaciones. La disminución de inversiones no impactará en la excelencia de la prestación de los servicios ya que TGS mantendrá intactos sus altos estándares de operación. En el plano financiero, TGS estima poder refinanciar sustancialmente sus vencimientos de corto plazo, mientras evalúa el desarrollo de los acontecimientos para decidir su estrategia financiera de más largo plazo.

Buenos Aires, 30 de mayo de 2002

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

Don Bosco 3672, Piso 5 - Buenos Aires

EJERCICIOS ECONÓMICOS N° 11 Y 10 INICIADOS EL 1 DE ENERO DE 2002 Y 2001

ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001

Actividad principal de la Sociedad: Prestación del servicio público de transporte de gas natural y todas aquellas actividades complementarias y subsidiarias.

Fecha de inscripción en el Registro Público de Comercio: 1 de diciembre de 1992.

Fecha de finalización del contrato social: 30 de noviembre de 2091.

Modificación de los estatutos (última): 20 de septiembre de 1994.

COMPOSICIÓN DEL CAPITAL
- Expresado en pesos -

Clases de acciones Acciones ordinarias y escriturales, de valor nominal 1, de 1 voto:	Suscripto, integrado y autorizado a la oferta pública
Clase "A"	405.192.594
Clase "B"	389.302.689
	794.495.283

John Novak
Por Comisión Fiscalizadora

Rafael Fernández Morandé
Presidente

Véase nuestro informe de fecha
30 de mayo de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

TRANSPORTADORA DE GAS DEL SUR S.A. Y SOCIEDAD CONTROLADA

BALANCES GENERALES CONSOLIDADOS AL 31 DE MARZO DE 2002 Y 2001

(Expresados en miles de pesos según lo mencionado en Nota 3.a. a los estados contables no consolidados de TGS)

	2002	2001
ACTIVO CORRIENTE		
Caja y bancos	10.796	3.654
Inversiones	142.386	19.814
Créditos por ventas	109.606	63.318
Otros créditos	9.381	10.952
Bienes de cambio	3.240	2.814
Total del activo corriente	275.409	100.552
ACTIVO NO CORRIENTE		
Créditos por ventas	8.418	41.647
Otros créditos	12.819	12.441
Inversiones	29.000	6
Bienes de uso	3.507.305	1.987.182
Activos intangibles	37.605	42.604
Total del activo no corriente	3.595.147	2.083.880
	3.870.556	2.184.432

	2002	2001
PASIVO CORRIENTE		
Cuentas por pagar	58.425	74.350
Préstamos	1.139.559	260.141
Remuneraciones y cargas sociales	2.683	2.498
Cargas fiscales	15.113	23.363
Otros pasivos	3.983	2.130
Total del pasivo corriente	1.219.763	362.482
PASIVO NO CORRIENTE		
Préstamos	2.063.548	746.030
Total del pasivo	3.283.311	1.108.512
PARTICIPACION DE TERCEROS EN LA SOCIEDAD CONTROLADA	-	-
PATRIMONIO NETO	587.245	1.075.920
	3.870.556	2.184.432

Las Notas 1 a 3 y los estados complementarios al Cuadro I (Anexos E a I) y los estados contables no consolidados de TGS son parte integrante de, y deben leerse conjuntamente con estos estados.

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
30 de mayo de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.
Y SOCIEDAD CONTROLADA

ESTADOS DE RESULTADOS CONSOLIDADOS

POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2002 Y 2001

(Expresados en miles de pesos según lo mencionado en Nota 3.a., a los estados contables no consolidados de TGS)

	2002	2001
INGRESOS POR VENTAS NETAS (Nota 3)	141.110	126.811
COSTO DE VENTAS (Anexos F y H)	(63.141)	(44.573)
Utilidad bruta	77.969	82.238
GASTOS DE ADMINISTRACION (Anexo H)	(4.541)	(6.486)
GASTOS DE COMERCIALIZACION (Anexo H)	(651)	(1.178)
Utilidad operativa	72.777	74.574
OTROS EGRESOS, NETOS	(666)	162
RESULTADO DE INVERSIONES PERMANENTES	(2.519)	-
RESULTADOS FINANCIEROS Y POR TENENCIA		
Generados por Activos	100.092	997
Generados por Pasivos (Anexo H)	(685.251)	(23.616)
(Pérdida) / utilidad neta antes del impuesto a las ganancias y participación de terceros en los resultados de la sociedad controlada	(515.567)	52.117
IMPUESTO A LAS GANANCIAS (Nota 2.a)	-	(19.115)
PARTICIPACION DE TERCEROS EN LOS RESULTADOS DE LA SOCIEDAD CONTROLADA	-	-
(Pérdida) / utilidad neta del período	(515.567)	33.002

Las Notas 1 a 3 y los estados complementarios al Cuadro I (Anexos E a I) y los estados contables no consolidados de TGS son parte integrante de, y deben leerse conjuntamente con estos estados.

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
30 de mayo de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI- Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.
Y SOCIEDAD CONTROLADA

ESTADOS DE ORIGEN Y APLICACION DE FONDOS CONSOLIDADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2002 Y 2001

(Expresados en miles de pesos según lo mencionado en Nota 3.a a los estados contables no consolidados de TGS)

	2002	2001
FONDOS GENERADOS POR LAS OPERACIONES		
(Pérdida) / utilidad neta del período	(515.567)	33.002
Ajustes para conciliar la (pérdida) / utilidad neta del período con los fondos generados por las operaciones:		
Depreciación de bienes de uso	33.938	18.101
Amortización de activos intangibles	3.128	2.696
Consumo de materiales	515	222
Aumento de previsiones	-	720
Resultado de inversiones permanentes	2.519	-
Diferencia de cambio	577.477	-
Cambios en activos y pasivos:		
Créditos por ventas	(33.691)	(10.977)
Otros créditos	3.977	261
Bienes de cambio	(344)	(1.687)
Cuentas por pagar	11.073	2.923
Remuneraciones y cargas sociales	(2.879)	(1.866)
Cargas fiscales	4.454	209
Otros pasivos	1.022	557
Intereses a pagar y otros	26.430	19.429
Fondos generados por las operaciones	112.052	63.590
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSION		
Aportes a sociedad vinculada	(407)	(1)
Adquisiciones de bienes de uso	(14.244)	(46.415)
Fondos aplicados a las actividades de inversión	(14.651)	(46.416)
FONDOS GENERADOS POR / (APLICADOS A) LAS ACTIVIDADES DE FINANCIACION		
Préstamos obtenidos neto de gastos de emisión	2.189	6.000
Cancelación de préstamos	(47.719)	(3.045)
Préstamos netos de cancelaciones (1)	45.696	29.092
Dividendos pagados	-	(45.683)
Fondos generados por / (aplicados a) las actividades de financiación	166	(13.636)
AUMENTO NETO DE FONDOS	97.567	3.538
Fondos al inicio del ejercicio	55.615	19.930
Fondos al cierre del período	153.182	23.468

(1) Con vencimiento original que no supere el plazo de tres meses.

Las Notas 1 a 3 y los estados complementarios al Cuadro I (Anexos E a I) y los estados contables no consolidados de TGS son parte integrante de, y deben leerse conjuntamente con estos estados.

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
30 de mayo de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI- Folio 99

Rafael Fernández Morandé
Presidente

Cuadro I

TRANSPORTADORA DE GAS DEL SUR S.A. ("TGS" o "la Sociedad")

Y SOCIEDAD CONTROLADA

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2002 Y 2001

(Cifras expresadas en miles de pesos, según lo mencionado en Nota 2.a. a los estados contables no consolidados de TGS, excepto donde se indica en forma expresa)

1. ESTADOS CONTABLES CONSOLIDADOS

La Sociedad presenta sus estados contables consolidados por los períodos de tres meses terminados el 31 de marzo de 2002 y 2001 precediendo a sus estados contables individuales por los períodos de tres meses terminados el 31 de marzo de 2002 y 2001, dando cumplimiento a lo dispuesto por la Resolución General N° 368 de la Comisión Nacional de Valores ("CNV"), con vigencia a partir del 2 de julio de 2001.

Las notas que se enuncian a continuación son complementarias de las notas a los estados contables no consolidados de TGS al 31 de marzo de 2002 y 2001.

a) Bases de presentación y sociedad consolidada

De acuerdo con el procedimiento establecido en la Resolución Técnica ("RT") N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas ("FACPCE"), TGS expone en el Cuadro I la consolidación línea por línea de sus balances generales al 31 de marzo de 2002 y 2001 con su sociedad controlada TELCOSUR S.A. ("TELCOSUR") y los correspondientes estados de resultados y de origen y aplicación de fondos por los períodos de tres meses terminados en dichas fechas.

A continuación se detallan los datos que reflejan el control societario al 31 de marzo de 2002 y 2001:

SOCIEDAD	% DE PARTICIPACION Y VOTOS	FECHA DE CIERRE	DOMICILIO LEGAL
TELCOSUR S.A.	99,98	31 de diciembre	Don Bosco 3672 6°Piso -Capital Federal-

Véase nuestro informe de fecha
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Tomo LXXVI - Folio 99

b) Estados contables utilizados

A efectos de la consolidación para los períodos de tres meses terminados el 31 de marzo de 2002 y 2001 se han utilizado los estados contables de TELCOSUR a dichas fechas.

2. PRINCIPALES CRITERIOS DE VALUACION

Los estados contables de TELCOSUR han sido confeccionados sobre la base de criterios similares a los aplicados por TGS para la preparación de sus estados contables.

Adicionalmente, el principal rubro que no está contenido en los estados contables no consolidados de TGS fue valuado de la siguiente manera:

a) Impuesto a las ganancias y a la ganancia mínima presunta de TELCOSUR

TELCOSUR determina el impuesto a las ganancias aplicando la tasa vigente del 35% sobre la utilidad impositiva del ejercicio, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. Adicionalmente, determina el impuesto a la ganancia mínima presunta aplicando la tasa vigente del 1% sobre los activos computables al cierre del ejercicio. Este impuesto es complementario del impuesto a las ganancias. La obligación fiscal de TELCOSUR en cada ejercicio coincidirá con el mayor de ambos impuestos. Sin embargo, si el impuesto a la ganancia mínima presunta excede en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

Al 31 de marzo de 2002, TELCOSUR no contabilizó provisión para el impuesto a las ganancias por haberse estimado la existencia de quebranto impositivo. TELCOSUR ha determinado un cargo por impuesto a la ganancia mínima presunta de 25 y 10, que fue activado en el rubro "Otros créditos no corrientes" al 31 de marzo de 2002 y 2001, respectivamente. En base a lo mencionado en el párrafo anterior, la Dirección de TELCOSUR estima que dichos créditos impositivos son totalmente recuperables. Al 31 de diciembre de 2001, TELCOSUR tiene un quebranto impositivo acumulado de aproximadamente Ps. 1,1 millones que podrá aplicarse para compensar futuras utilidades impositivas hasta el año 2005. En cada ejercicio en que se verifique una compensación de quebrantos, la concreción del beneficio impositivo (efecto de la tasa vigente sobre el quebranto utilizado) se realizará si el impuesto a las ganancias (neto de la compensación) fuera igual o superior al impuesto a la ganancia mínima presunta, pero estará reducida por cualquier excedente de este último sobre el impuesto a las ganancias.

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Tomo LXXVI - Folio 99

3. INFORMACION CONSOLIDADA POR SEGMENTO DE NEGOCIOS

Las ventas entre los segmentos de negocios se exponen en Nota 10 a los estados contables no consolidados de TGS.

Período de tres meses terminado el 31 de marzo de 2002	**Transporte de gas**	**Producción y comercialización de LGN**	**Otros servicios**	**Administración central**	**Total**
Ingresos por ventas netas	100.281	31.966	8.863	-	141.110
Utilidad (pérdida) operativa	58.687	16.487	2.795	(5.192)	72.777
Depreciación de bienes de uso	25.536	4.736	2.457	1.209	33.938
Inversiones en bienes de uso (incluye obras en curso)	13.175	41	507	60	13.783
Activos identificables	3.199.020	329.154	144.473	197.909	3.870.556
Período de tres meses terminado el 31 de marzo de 2001					
Ingresos por ventas netas	101.338	22.495	2.978	-	126.811
Utilidad (pérdida) operativa	72.859	8.648	326	(7.259)	74.574
Depreciación de bienes de uso	13.243	2.662	790	1.406	18.101
Inversiones en bienes de uso (incluye obras en curso)	57.018	524	10.667	227	68.436
Activos identificables	1.863.927	195.078	68.845	56.582	2.184.432

John Novak
Por Comisión Fiscalizadora

Rafael Fernández Morandé
Presidente

Véase nuestro informe de fecha
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PRICE WATERHOUSE & CO.

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Tomo LXXVI - Folio 99

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE MARZO DE 2002 Y 2001

PREVISIONES

(Expresados en miles de pesos según lo mencionado en Nota 3.a.
a los estados contables no consolidados de TGS)

Rubro		Saldos al comienzo del ejercicio	Aumentos	Disminuciones	Saldos al cierre del período
Deducidas del activo:					
Para deudores incobrables	2002	1.437	-	-	1.437
	2001	320	480	-	800
Incluidas en el pasivo:					
Para reclamo de terceros (1)	2002	339	-	7	332
	2001	-	240	-	240

(1) Dicha previsión se encuentra incluida en el rubro "Otros pasivos".

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
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Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

Y SOCIEDAD CONTROLADA

COSTO DE VENTAS POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2002 Y 2001

(Expresados en miles de pesos según lo mencionado en Nota 3.a. a los estados contables no consolidados de TGS)

	2002	2001
Existencias al inicio del ejercicio	2.896	1.127
Compras de gas natural (1)	7.867	8.852
Costo de Explotación (según Anexo H)	55.618	37.408
Existencias al cierre del período (1)	3.240	2.814
Costo de Ventas	63.141	44.573

(1) Incluye gas natural para su conversión a líquidos de gas natural ("LGN").

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
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Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE MARZO DE 2002 Y 2001

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

(Expresados en miles de pesos según lo mencionado en Nota 3.a.
a los estados contables no consolidados de TGS)

	2002				2001		
	Clase y monto de la moneda extranjera (en miles)		Cambio vigente	Monto contabilizado	Clase y monto de la moneda extranjera (en miles)		Monto contabilizado
ACTIVO CORRIENTE							
Caja y bancos	US$	2.578	2,90 (1)	7.476	US$	77	77
Inversiones	US$	24.316	2,90 (1)	70.516	US$	12.481	12.481
Créditos por ventas	US$	8.125	2,90 (1)	23.563	US$	15.883	15.883
Otros créditos	-	-	-	-	US$	223	223
				101.555			28.664
ACTIVO NO CORRIENTE							
Créditos por ventas	-	-	-	-	US$	8.769	8.769
Inversiones	US$	10.000	2,90 (1)	29.000	-	-	-
Bienes de uso - Obras en curso Anticipo a proveedores	-	-	-	-	US$	859	859
				29.000			9.628
				130.555			38.292
PASIVO CORRIENTE							
Cuentas por pagar	US$	186	3,00 (2)	558	US$	28.614	28.614
	XEU	77	2,62 (2)	202	-	-	-
	CAD	28	1,88 (2)	53	-	-	-
	-	-	-	-	Liras	45.787	24
Préstamos	US$	363.645	3,00 (2) (3)	1.090.934	US$	260.141	260.141
				1.091.747			288.779
PASIVO NO CORRIENTE							
Préstamos	US$	686.816	3,00 (2)	2.060.449	US$	746.030	746.030
				3.152.196			1.034.809

(1) Tipo de cambio comprador al 31/03/2002.

(2) Tipo de cambio vendedor al 31/03/2002.

(3) Ver Nota 6. "Otros préstamos bancarios" a los estados contables no consolidados de TGS.

US$: Dólares estadounidenses
CAD: Dólares canadienses
XEU: Euros

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
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Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

Cuadro I
Anexo H

TRANSPORTADORA DE GAS DEL SUR S.A.

Y SOCIEDAD CONTROLADA

INFORMACION CONSOLIDADA REQUERIDA POR EL ART. 64, APARTADO I, INC. b) DE LA LEY Nº 19.550
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2002 Y 2001

(Expresados en miles de pesos según lo mencionado en Nota 3.a a los estados contables no consolidados de TGS)

	2002					2001
Rubro	Total	Costos de explotación	Gastos de administración	Gastos de comercialización	Gastos financieros	Total
Remuneraciones y otros beneficios al personal	6.581	4.526	1.626	429	-	7.508
Cargas sociales	1.444	977	361	106	-	1.282
Honorarios de directores y síndicos	48	-	48	-	-	47
Honorarios por servicios profesionales	451	37	348	66	-	1.292
Honorarios por asesoramiento de operador técnico	5.478	5.478	-	-	-	5.489
Materiales diversos	416	416	-	-	-	402
Servicios y suministros de terceros	662	472	190	-	-	527
Gastos de correos y telecomunicaciones	373	150	207	16	-	297
Arrendamientos	179	21	156	2	-	276
Transportes y fletes	186	185	1	-	-	174
Servidumbres	1.006	1.006	-	-	-	1.441
Materiales de oficina	109	23	83	3	-	159
Viajes y estadías	123	46	73	4	-	146
Primas de seguros	537	498	39	-	-	331
Reparación y conservación de bienes de uso	5.432	5.371	60	1	-	3.023
Depreciación de bienes de uso	33.938	32.729	1.209	-	-	18.101
Amortización de activos intangibles	3.128	1.255	-	-	1.873	2.696
Impuestos, tasas y contribuciones	1.196	1.187	9	-	-	1.253
Publicidad y propaganda	5	-	-	5	-	16
Deudores incobrables	-	-	-	-	-	480
Gastos y comisiones bancarias	36	-	34	2	-	42
Intereses	55.216	-	-	-	55.216	21.237
Diferencias de cambio	623.390	-	-	-	623.390	662
Otros gastos y comisiones financieras	4.772	-	-	-	4.772	274
Gastos diversos	1.355	1.241	97	17	-	1.533
Total 2002	746.061	55.618	4.541	651	685.251	
Total 2001		37.408	6.486	1.178	23.616	68.688

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 10 de mayo de 2002
PRICE WATERHOUSE & CO.
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Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

Y SOCIEDAD CONTROLADA

BALANCE GENERAL CONSOLIDADO AL 31 DE MARZO DE 2002

DETALLE DE VENCIMIENTOS DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

(Expresados en miles de pesos según lo mencionado en Nota 3.a a los estados contables no consolidados de TGS)

	Colocaciones de fondos (1)	Créditos (2)	Pasivos financieros (3)	Otros pasivos (4)
Sin plazo	-	13.418	-	4.910
Con plazo				
* Vencido:				
Del 1-01-02 al 31-03-02	-	24.452	-	-
Del 1-10-01 al 31-12-01	-	1.562	-	-
Del 1-07-01 al 30-09-01	-	62	-	-
Del 1-04-01 al 30-06-01	-	2	-	-
Hasta el 31-03-01	-	1.927	-	-
Total Vencido	-	28.005	-	-
* A vencer:				
Del 1-04-02 al 30-06-02	142.386	91.292	343.371	66.750
Del 1-07-02 al 30-09-02	-	-	36.107	-
Del 1-10-02 al 31-12-02	-	180	302.284	-
Del 1-01-03 al 31-03-03	-	-	457.797	5.871
Durante 2003 (resto del año)	17.400	739	474.722	-
Durante 2004	11.600	436	380.389	-
Durante 2005	-	485	371.696	-
Durante 2006	-	540	250.400	-
Durante 2007	-	602	130.400	-
Durante 2008	-	670	130.400	-
2009 en adelante	-	5.294	326.000	-
Total a vencer	171.386	100.238	3.203.566	72.621
Total con plazo	171.386	128.243	3.203.566	72.621
Total	171.386	141.661	3.203.566	77.531

(1) Incluye fondos comunes de inversión, títulos públicos y cuentas corrientes remuneradas. Dichas inversiones devengan intereses a tasa variable.

(2) Incluye créditos por ventas y otros créditos, excepto previsiones. Dichos créditos no devengan intereses, excepto por 8.769 que devengan intereses al 5,52% anual. Del total de créditos sin plazo, 947 corresponden al activo corriente y 12.471 al activo no corriente.

(3) Incluye préstamos excluyendo el descuento de emisión correspondiente a la segunda emisión de obligaciones negociables bajo el Programa Global de 1999. Teniendo en cuenta los contratos de swaps celebrados (ver Nota 6 a los estados contables no consolidados de TGS), aproximadamente el 55% del capital devenga intereses a tasa fija.

(4) Corresponde al total de pasivos no financieros, excepto previsiones y el saldo por la participación de TGS en LINK (Ver Nota 3.g. a los estados contables no consolidados de TGS). Dichos pasivos no devengan intereses.

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
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Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE MARZO DE 2002 Y 2001

(Expresados en miles de pesos según lo mencionado en Nota 3.a)

	2002	2001
ACTIVO CORRIENTE		
Caja y bancos	10.485	3.511
Inversiones (Anexo D)	142.386	19.814
Créditos por ventas (Nota 4)	111.584	63.862
Otros créditos	8.447	10.453
Bienes de cambio	3.240	2.814
Total del activo corriente	276.142	100.454
ACTIVO NO CORRIENTE		
Créditos por ventas (Nota 7.a)	8.418	41.647
Otros créditos	12.702	12.418
Inversiones (Anexo C)	29.834	135
Bienes de uso (Anexo A)	3.505.942	1.986.829
Activos intangibles (Anexo B)	37.605	42.604
Total del activo no corriente	3.594.501	2.083.633
	3.870.643	2.184.087

	2002	2001
PASIVO CORRIENTE		
Cuentas por pagar	58.705	74.172
Préstamos (Nota 6)	1.139.559	260.141
Remuneraciones y cargas sociales	2.562	2.396
Cargas fiscales (Nota 3.j)	15.107	23.334
Otros pasivos	3.917	2.094
Total del pasivo corriente	1.219.850	362.137
PASIVO NO CORRIENTE		
Préstamos (Nota 6)	2.063.548	746.030
Total del pasivo	3.283.398	1.108.167
PATRIMONIO NETO		
(Según estados respectivos)	587.245	1.075.920
	3.870.643	2.184.087

Las Notas 1 a 12 y los estados complementarios (Anexos A a I y Cuadro I) que se acompañan son parte integrante de estos estados.

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
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Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

ESTADOS DE RESULTADOS

(Expresados en miles de pesos según lo mencionado en Nota 3.a., excepto por las cifras de utilidad neta por acción expresadas en pesos)

	2002	2001
INGRESOS POR VENTAS NETAS (Nota 4)	141.083	126.840
COSTO DE VENTAS (Anexos F)	(63.152)	(44.433)
Utilidad bruta	77.931	82.407
GASTOS DE ADMINISTRACION (Anexo H)	(4.456)	(6.313)
GASTOS DE COMERCIALIZACION (Anexo H)	(580)	(946)
Utilidad operativa	72.895	75.148
OTROS EGRESOS, NETOS	(666)	162
RESULTADO DE INVERSIONES PERMANENTES	(2.641)	(573)
RESULTADOS FINANCIEROS Y POR TENENCIA (Nota 3.m)		
Generados por Activos	100.092	994
Generados por Pasivos (Anexo H)	(685.247)	(23.614)
(Pérdida) / utilidad neta antes del impuesto a las ganancias	(515.567)	52.117
IMPUESTO A LAS GANANCIAS (Nota 3.j)	-	(19.115)
(Pérdida) / utilidad neta del período	(515.567)	33.002
(Pérdida) / utilidad neta por acción (Nota 3.d)	(0,65)	0,04

Las Notas 1 a 12 y los estados complementarios (Anexos A a I y Cuadro I) que se acompañan son parte integrante de estos estados.

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
30 de mayo de 2002
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Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

ESTADOS DE EVOLUCION DEL PATRIMONIO NETO

POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2002 Y 2001

(Expresados en miles de pesos según lo mencionado en Nota 3.a)

	2002						2001
	Capital			Resultados Acumulados			
	Capital social	Ajuste del capital social	Subtotal	Reserva legal	Resultados no asignados	Total	Total
Saldos al inicio del ejercicio	794.495	87.802	882.297	64.562	155.953	1.102.812	1.088.601
Distribución de utilidades (1)							
a Dividendos en efectivo	-	-	-	-	-	-	(45.683)
(Pérdida) / utilidad neta del período	-	-	-	-	(515.567)	(515.567)	33.002
Saldos al cierre del período	794.495	87.802	882.297	64.562	(359.614)	587.245	1.075.920

(1) Dispuestos por la Asamblea General Ordinaria de Accionistas del 2 de marzo de 2001 (ver Notas 8.c.).

Las Notas 1 a 12 y los estados complementarios (Anexos A a I y Cuadro I) que se acompañan son parte integrante de estos estados.

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
30 de mayo de 2002

PRICE WATERHOUSE & CO.

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Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

ESTADOS DE ORIGEN Y APLICACION DE FONDOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 31 DE MARZO DE 2002 Y 2001

(Expresados en miles de pesos según lo mencionado en Nota 3.a)

	2002	2001
FONDOS GENERADOS POR LAS OPERACIONES		
(Pérdida) / utilidad neta del período	(515.567)	33.002
Ajustes para conciliar la (pérdida) / utilidad neta del período con los fondos generados por las operaciones:		
Depreciación de bienes de uso	33.938	18.101
Amortización de activos intangibles	3.128	2.696
Consumo de materiales	515	222
Resultado de inversiones permanentes	2.641	573
Aumento de previsiones	-	570
Diferencia de cambio	577.477	-
Cambios en activos y pasivos:		
Créditos por ventas	(35.319)	(11.159)
Otros créditos	4.120	349
Bienes de cambio	(344)	(1.687)
Cuentas por pagar	12.072	2.642
Remuneraciones y cargas sociales	(2.784)	(1.908)
Cargas fiscales	4.530	185
Otros pasivos	996	608
Intereses a pagar y otros	26.430	19.429
Fondos generados por las operaciones	111.833	63.623
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSION		
Constitución de sociedad vinculada	(407)	(1)
Adquisiciones de bienes de uso	(14.234)	(46.062)
Fondos aplicados a las actividades de inversión	(14.641)	(46.063)
FONDOS GENERADOS POR / (APLICADOS A) LAS ACTIVIDADES DE FINANCIACION		
Préstamos obtenidos	2.189	6.000
Cancelación de préstamos	(47.719)	(3.045)
Otros préstamos netos de cancelaciones (1)	45.696	29.092
Dividendos pagados	-	(45.683)
Fondos generados por / (aplicados a) las actividades de financiación	166	(13.636)
AUMENTO NETO DE FONDOS	97.358	3.924
Fondos al inicio del ejercicio	55.513	19.401
Fondos al cierre del período	152.871	23.325

(1) Con vencimiento original que no supere el plazo de tres meses.

Información adicional sobre los estados de Origen y Aplicación de Fondos en Nota 5.

Las Notas 1 a 12 y los estados complementarios (Anexos A a I y Cuadro I) que se acompañan son parte integrante de estos estados.

John Novak
Por Comisión Fiscalizadora

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Rafael Fernández Morandé
Presidente

(Cifras expresadas en miles de pesos según lo mencionado en Nota 3.a., excepto por la información por acción expresada en pesos, o donde se indica en forma expresa)

1. CONSTITUCION DE LA SOCIEDAD E INICIO DE OPERACIONES

TGS es una de las empresas que se constituyeron con motivo de la privatización de Gas del Estado S. E. ("GdE"). La Sociedad comenzó sus operaciones comerciales el 29 de diciembre de 1992 y se dedica al transporte de gas natural y la producción y comercialización de LGN en Argentina. El sistema de gasoductos de TGS conecta los principales yacimientos gasíferos del sur y oeste de dicho país con las distribuidoras de gas en esas áreas y en el Gran Buenos Aires. La Licencia para operar este sistema ("la Licencia") le fue otorgada a la Sociedad en forma exclusiva por un período de treinta y cinco años, prorrogable por diez años adicionales siempre que TGS haya cumplido en lo sustancial con las obligaciones impuestas por la misma y por el Ente Nacional Regulador del Gas ("ENARGAS"). Junto con los activos esenciales requeridos para la prestación del servicio de transporte, la Sociedad recibió el Complejo de Procesamiento de Gas General Cerri ("Complejo Cerri"), en el cual se efectúa el procesamiento de gas natural para la obtención de LGN. Adicionalmente, la Sociedad presta servicios de "upstream" los cuales consisten, principalmente, en el tratamiento, separación de impurezas y compresión de gas, pudiendo abarcar también la captación y el transporte de gas en yacimientos, así como también servicios de construcción, operación y mantenimiento de gasoductos.

El accionista controlante de TGS es Compañía de Inversiones de Energía S.A. ("CIESA"), quien junto con el grupo Pecom Energía y Enron Corp. ("Enron") poseen aproximadamente el 70% del capital social de la Sociedad. Los accionistas de CIESA son Pecom Energía S.A. (antes Perez Companc S.A.) ("Pecom Energía") y una subsidiaria, con una participación accionaria del 50%, y Enron, a través de subsidiarias, con el 50% remanente. El capital social restante de TGS se encuentra en poder del público.

2. CONTEXTO ECONOMICO ARGENTINO

La República Argentina se encuentra inmersa en un delicado contexto económico el cual constituye un marco que tiene como principales indicadores un alto nivel de endeudamiento externo, altas tasas de interés, una reducción significativa del nivel de los depósitos del sistema financiero, un riesgo país que ha alcanzando niveles fuera de los promedios habituales y una recesión económica que ya tiene una duración de más de 3 años. Esta situación ha generado una caída importante en la demanda de productos y servicios y un incremento significativo en el nivel de desempleo. Asimismo, la capacidad del Gobierno Nacional para cumplir con sus obligaciones y la posibilidad para acceder a líneas de crédito bancarias han sido afectadas por estas circunstancias.

Desde el 3 de diciembre de 2001 se emitieron medidas tendientes a restringir la libre disponibilidad y circulación de efectivo y la transferencia de divisas al exterior. Posteriormente, el Gobierno Nacional declaró el incumplimiento del pago de los servicios de la deuda externa.

El 6 de enero de 2002, después de una crisis política que significó la renuncia de dos presidentes, el Gobierno Nacional sancionó la Ley N° 25.561 (Ley de Emergencia Pública y Reforma del Régimen Cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la Ley de Convertibilidad sancionada en marzo de 1991. En febrero de 2002, el Gobierno Nacional emitió el Decreto N° 214 (Reordenamiento del Sistema

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Financiero) y el Decreto N° 260 (Régimen Cambiario), los cuales modificaron sustancialmente algunas de las medidas adoptadas a través de la Ley de Emergencia. Estos decretos están aún siendo complementados con reglamentaciones de los diversos organismos de control, algunas de las cuales pueden estar pendientes de emisión a la fecha de preparación de estos estados contables. Adicionalmente, con fecha 24 de abril de 2002, el Gobierno Nacional firmó un acuerdo con los gobernadores provinciales que junto con otros cambios en la Administración de la Nación, sentarían las bases de nuevas medidas que no están emitidas y/o implementadas en su totalidad.

A continuación se enumeran algunas de las medidas adoptadas por el Gobierno Nacional que están en vigencia a la fecha de presentación de estos estados contables y que han afectado la posición económica y financiera de la Sociedad.

Régimen cambiario

El Decreto N° 260 (Régimen cambiario) establece un mercado único y libre de cambios por el cual se cursan todas las operaciones de cambio en divisas extranjeras al tipo de cambio libremente pactado, de acuerdo con los requisitos establecidos por el Banco Central de la República Argentina. Actualmente existe necesidad de pedir conformidad previa a esa institución para realizar ciertas transferencias de divisas al exterior de carácter financiero.

Depósitos en entidades financieras argentinas

De acuerdo con el Decreto N° 214, antes mencionado, los depósitos nominados en dólares estadounidenses u otras monedas extranjeras en entidades financieras argentinas fueron convertidos a pesos a la paridad de $ 1,4 por US$ 1 o su equivalente en otra moneda extranjera. Asimismo, existen restricciones sobre la disponibilidad de ciertos saldos en cuentas corrientes y cajas de ahorro nominados en dólares y en plazos fijos en pesos o dólares, los que serán devueltos a sus titulares en cuotas, cuyos montos y fechas de vencimiento dependen de los saldos registrados. A dichos depósitos reprogramados se les aplica, a partir del 3 de febrero de 2002, el coeficiente de estabilización de referencia ("CER") y una tasa de interés. El CER es un coeficiente que mide la tasa de variación diaria obtenida de la evolución mensual del Indice de Precios al Consumidor (IPC), publicado por el Instituto Nacional de Estadística y Censos.

Deudas financieras, nominadas en moneda extranjera en entidades argentinas

De acuerdo con el Decreto N° 214, las deudas nominadas en dólares estadounidenses u otra moneda extranjera con el sistema financiero argentino fueron convertidas a pesos a la paridad de $1 por US$ 1 o su equivalente en otra moneda extranjera. A estas deudas se les aplica, a partir del 3 de febrero de 2002, el CER y una tasa de interés.

Marco regulatorio

La Ley de Emergencia dispone que para los contratos de obras y servicios públicos se dejan sin efecto las cláusulas de ajuste de las tarifas de los servicios públicos por el valor del dólar u otra divisa extranjera y aquellas basadas en índices de precios de otros países o cualquier otro mecanismo indexatorio, quedando las tarifas establecidas en pesos a la relación de cambio un peso igual a un dólar. Asimismo, dicha ley autoriza al Poder Ejecutivo Nacional a renegociar los contratos que tengan por objeto la prestación de servicios públicos, teniendo en cuenta los siguientes criterios: i) el impacto de las tarifas en la competitividad de la economía y en la distribución de ingresos, ii) la calidad de los servicios y los planes de inversión, cuando ellos estuviesen previstos contractualmente, iii) el interés de los usuarios y la accesibilidad de los servicios, iv) la seguridad de los sistemas comprendidos, y v) la rentabilidad de las empresas.

El 12 de febrero de 2002, el Poder Ejecutivo Nacional emitió el Decreto N° 293 a través del cual se encomienda al Ministerio de Economía la renegociación de los contratos con empresas de servicios públicos y se crea una Comisión de

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Renegociación de Contratos de Obras y Servicios Públicos, y a través del Decreto N° 370 del 22 de febrero de 2002 designa los miembros de la misma, contando con la presencia de un representante de los consumidores. Esta comisión asesorará y asistirá al Ministerio de Economía, quien deberá elevar una propuesta de renegociación, o en su defecto la recomendación de rescisión, al Poder Ejecutivo Nacional dentro de los 120 días a partir del 15 de febrero de 2002 para luego ser elevada a las comisiones bicamerales del Congreso que correspondan.

El Ministerio de Economía sólo recientemente ha realizado contacto con las empresas a fin de llevar adelante esta renegociación y por lo tanto, no se pueden determinar cuáles pueden ser las implicancias que los resultados de esta renegociación puedan tener sobre la posición económica y financiera de la Sociedad.

Créditos y deudas no vinculadas al sistema financiero

Las obligaciones de dar dinero nominadas en dólares estadounidenses u otra moneda extranjera, no vinculadas al sistema financiero argentino, cualquiera sea su origen o naturaleza, fueron convertidas a pesos a la paridad de $ 1 por US$ 1 o su equivalente en otra moneda extranjera. A estos saldos se les aplica, a partir del 3 de febrero de 2002, el CER. Si por aplicación de esta disposición, el valor resultante de la cosa, bien o prestación, fuere superior o inferior al del momento de pago, cualquiera de las partes podrá solicitar un reajuste equitativo del precio. De no mediar acuerdo, la Justicia decidirá sobre el particular.

Diferimiento de la deducción de la diferencia de cambio en el impuesto a las ganancias

Los resultados netos negativos que tengan su origen en la devaluación mencionada, serán deducibles en el impuesto a las ganancias durante los próximos cinco ejercicios fiscales.

Valuación de saldos en moneda extranjera – Activación de diferencias de cambio

De acuerdo con lo dispuesto por la Resolución N° 1/2002 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA") y la Resolución N° 392 de la CNV, la Sociedad ha reconocido los efectos de la devaluación en el trimestre finalizado el 31 de marzo de 2002.

De acuerdo con lo establecido por la Resolución N° 3/2002 del CPCECABA y la Resolución N° 398 de la CNV, las diferencias de cambio originadas en la devaluación de la moneda argentina ocurrida a partir del 6 de enero de 2002 y otros efectos derivados de dicha devaluación correspondientes a pasivos expresados en moneda extranjera existentes a dicha fecha, deberán imputarse a los valores de costo de los activos adquiridos o construidos mediante esa financiación si tal relación es directa y se podrá optar, como criterio alternativo similar tratamiento para diferencias de cambio producidas por financiaciones indirectas en ambos casos con límite en el valor recuperable de dichos activos.

La Sociedad ha aplicado lo dispuesto por estas normas y, en tal sentido, ha activado una diferencia de cambio de 1.476.127 en los bienes de uso de la Sociedad (criterio alternativo). Para dicha activación se han considerado las diferencias de cambio originadas a partir del 6 de enero de 2002 correspondientes a pasivos expresados en moneda extranjera a dicha fecha, asumiendo que los fondos fueron aplicados, en primer término, a cubrir necesidades de capital de trabajo y a financiar activos no susceptibles de recibir la imputación de las diferencias de cambio tratadas por esta norma, y el excedente fue asociado con la financiación de los activos que sí admiten tal imputación.

El remanente de las diferencias de cambio originadas en el período fue cargado a resultados y se expone en la línea "Resultados financieros y por tenencia generados por pasivos".

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Reconocimiento de los efectos de las variaciones en el poder adquisitivo de la moneda

De acuerdo con lo establecido por la Resolución N° 3/2002 del CPCECABA, a partir del 1 de enero de 2002, los estados contables deberían contemplar los efectos de las variaciones en el poder adquisitivo de la moneda de acuerdo con los lineamientos de la RT No. 6 de la FACPCE, texto modificado por la RT No. 19 de la misma Federación. En la Nota 3.a) se detalla esta situación.

Impacto en la situación patrimonial y financiera de la Sociedad

Los cambios en las condiciones económicas del país y las situaciones descriptas han afectado la ecuación económica y financiera de la Sociedad generando incertidumbre respecto del desarrollo futuro de sus negocios.

La Dirección de TGS se encuentra implementando un plan de acción para contrarrestar el impacto negativo generado por estas circunstancias. A pesar que, la Dirección de la Sociedad entiende que el plan de acción implementado permitirá mitigar dicho impacto negativo, no es posible asegurar que tendrá éxito al implementarlo y si permitirá, una vez implementado, cumplir con los objetivos establecidos.

Al 31 de marzo de 2002, TGS no ha podido dar cumplimiento a las restricciones financieras ("covenants") descriptas en los párrafos ii) y iii) de la Nota 6 debido al efecto de la devaluación del peso sobre la deuda financiera expresadas en dólares que la Sociedad posee al 31 de marzo de 2002 y los intereses devengados y generados por dicha deuda en el período. A la fecha de emisión de los presente estados contables, TGS se encuentra renegociando con los acreedores dichas restricciones financieras.

De no lograrse un acuerdo con los acreedores podría llegarse al caso en que las deudas financieras se tomasen exigibles a corto plazo con las dificultades que ello implicaría para su cancelación.

Los impactos generados por el conjunto de las medidas adoptadas hasta la fecha por el Gobierno Nacional sobre los estados contables de la Sociedad al 31 de marzo de 2002, se reconocieron de acuerdo con las evaluaciones y estimaciones realizadas por la Dirección de TGS a la fecha de preparación de los mismos. Los resultados reales futuros podrían diferir de las evaluaciones y estimaciones realizadas a la fecha de preparación de los presentes estados contables y dichas diferencias podrían ser significativas. Por lo tanto, los estados contables de la Sociedad pueden no informar todos los ajustes que podrían resultar de estas condiciones adversas. Asimismo, no es posible en estos momentos prever la evolución futura de la economía nacional, los resultados del proceso de renegociación de la Licencia y de los covenants, ni sus consecuencias sobre la posición económica y financiera de la Sociedad. En consecuencia, las decisiones que deban tomarse en base a los presentes estados contables deberán considerar la evolución futura de estas medidas y los estados contables de TGS deben ser leídos a la luz de estas circunstancias de incertidumbre.

3. BASES DE PRESENTACION DE LOS ESTADOS CONTABLES Y PRINCIPALES CRITERIOS DE VALUACIÓN

La Sociedad ha confeccionado los presentes estados contables de conformidad con las normas contables profesionales vigentes en la República Argentina y considerando las disposiciones de la CNV. No obstante, los mismos incluyen ciertas exposiciones adicionales con el objetivo de aproximarse a la forma y contenido requerido por la Securities and Exchange Commission de los Estados Unidos de Norteamérica ("SEC").

La preparación de los estados contables de conformidad con las normas contables profesionales requiere que la Sociedad efectúe presunciones y estimaciones que afectan los montos de activos y pasivos informados y la exposición

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de activos y pasivos contingentes a la fecha de los estados contables, así como los montos de ventas y gastos informados durante el correspondiente período. Los resultados reales podrían diferir de aquellas estimaciones.

A fines de abril de 2000, el ENARGAS emitió la Resolución N° 1.660 ("la Resolución") a través de la cual aprobó un plan de cuentas único y un manual de cuentas para las compañías de transporte y distribución de gas, que comprenden cuestiones de valuación, registración y exposición de las operaciones que realicen las mencionadas compañías a partir del 1 de enero de 2001. Con respecto a los criterios definidos para bienes de uso (descriptos en Nota 3.h), la mencionada Resolución estableció su entrada en vigencia a partir del 1 de enero de 2000. Adicionalmente, el 18 de septiembre de 2000, el ENARGAS emitió la Resolución N° 1.903 con el objeto de ampliar las definiciones y pautas previstas en la Resolución.

El ENARGAS, a través de las resoluciones antes mencionadas, estableció que no se considerarán activos intangibles, entre otros, a los gastos de organización y preoperativos, y de reorganización. Consecuentemente, el ENARGAS requiere que el valor residual al 31 de diciembre de 2000 relacionado con dichos conceptos debe amortizarse íntegramente durante el ejercicio 2001. En octubre de 2000, la Sociedad interpuso un recurso de reconsideración ante el ENARGAS en relación a la Resolución N° 1.903 solicitando dejar sin efecto el mencionado criterio de amortización. Al 31 de diciembre de 2000, la Sociedad mantenía registrado en el rubro "Activos intangibles" un valor residual de 24.135 por estos conceptos. En diciembre de 2000, TGS solicitó a la CNV interceder ante el ENARGAS para continuar registrando sus activos intangibles de acuerdo a las normas contables profesionales vigentes. La Sociedad ha comenzado a amortizar el valor residual de los costos de organización y preoperativos en un plazo de cinco años a partir del 1 de enero de 2001. Durante el mes de mayo de 2001, la CNV resolvió que resulta razonable el nuevo plazo de amortización utilizado por TGS.

Los saldos patrimoniales y de resultados al 31 de marzo de 2001 incluyen el efecto del diferimiento de los ajustes en la tarifa por variación del PPI los cuales fueron finalmente imputados a pérdida al 31 de diciembre de 2001 (ver Nota 7.a).

a) Reexpresión a moneda constante

Los estados contables han sido preparados en moneda constante, reconociendo en forma integral los efectos de la inflación hasta el 31 de agosto de 1995. A partir de esa fecha y de acuerdo con normas contables profesionales y con requerimientos de los organismos de contralor, se ha discontinuado la reexpresión de los estados contables hasta el 31 de diciembre de 2001.

Desde el 1 de enero de 2002 y de acuerdo con la Resolución No. 3/2002 del CPCECABA, se debería reiniciar el reconocimiento de los efectos de la inflación siguiendo el método de reexpresión establecido por la RT N° 6 de la FACPCE con las modificaciones introducidas por la RT N° 19 de la misma Federación, considerando que las mediciones contables reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el momento de la interrupción de los ajustes, como las que tengan fecha de origen en el período de estabilidad, se considerarán expresadas en moneda de diciembre de 2001.

Sin embargo, los presentes estados contables han sido preparados aplicando los criterios de valuación establecidos por la CNV, los cuales difieren de las normas contables profesionales en el no reconocimiento de los efectos de la inflación. De haber aplicado las normas contables profesionales, el patrimonio neto de la Sociedad al 31 de marzo de 2002 se hubiera incrementado en aproximadamente Ps. 34 millones, el cual incluiría un aumento de la pérdida neta del período de aproximadamente Ps. 319 millones.

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b) Instrumentos financieros derivados

La Sociedad utiliza instrumentos financieros derivados con el objetivo de cubrir riesgos del mercado financiero al reducir su exposición a fluctuaciones en la tasa de interés y en el tipo de cambio del yen. Los instrumentos financieros derivados, descriptos en Nota 6, incluyen: contratos de swap y cap de tasa de interés, acuerdos de compra de moneda extranjera a futuro y acuerdos de swap de tasa de interés a futuro. La Sociedad no utiliza instrumentos financieros con fines especulativos.

Los resultados generados por instrumentos financieros derivados designados como de cobertura, se difieren y se registran en el momento en que se producen las pérdidas y ganancias generadas por la posición cubierta, los cuales se exponen en el estado de resultados bajo el rubro "Resultados financieros y por tenencia". En el caso que el instrumento financiero haya sido concertado con el objetivo de cubrir el impacto de una transacción futura, los resultados se difieren hasta que se producen los resultados de la posición cubierta.

Los montos realizados y devengados a cobrar o a pagar derivados de dichos instrumentos se exponen en el rubro "Préstamos". Dichos montos no son significativos al 31 de marzo de 2002.

c) Cuentas en moneda extranjera

Los activos y pasivos en moneda extranjera al 31 de marzo de 2002 y 2001 se convirtieron a los tipos de cambio vigentes al cierre de cada período incorporando los intereses devengados a dicha fecha, en caso de corresponder. El detalle respectivo se expone en el Anexo G.

d) Utilidades y dividendos por acción

Las utilidades y los dividendos por acción por los períodos de tres meses terminados el 31 de marzo de 2002 y 2001, fueron calculados en base a la cantidad de acciones en circulación durante cada período (794.495.283 acciones).

e) Criterio de reconocimiento de ingresos

Los ingresos por ventas generados por el transporte en firme de gas natural se reconocen por la reserva devengada de capacidad de transporte contratada independientemente de los volúmenes transportados. Los generados por el transporte interrumpible de gas y por ciertos contratos de producción y comercialización de LGN, se reconocen en el momento de la entrega del gas natural y de los líquidos a los clientes, respectivamente. Para otros contratos de producción de LGN y otros servicios, los ingresos se reconocen cuando se prestan los servicios.

f) Bienes de cambio

Corresponden a la existencia propia de gas natural en el sistema de gasoductos en exceso del line pack, el cual se expone como bienes de uso, y a la existencia de LGN obtenido a partir del procesamiento de gas natural efectuado en el Complejo Cerri. La Sociedad valúa estas existencias al costo de reposición o reproducción, según corresponda, al cierre de cada período. Los valores así determinados no exceden su valor recuperable.

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g) Inversiones no corrientes

Comprende la tenencia de títulos públicos a ser mantenidos hasta su vencimiento, según el detalle que se incluye en el Anexo C. Dicha tenencia ha sido valuada a su valor nominal, incorporando los intereses devengados al 31 de marzo de 2002.

Las participaciones en Gas Link S.A. ("LINK") al 31 de marzo de 2002 y TELCOSUR al 31 de marzo de 2002 y 2001, han sido valuadas de acuerdo con el método del valor patrimonial proporcional ("VPP"), siguiendo el procedimiento establecido por la RT N° 5 de la FACPCE. Dichas participaciones han sido calculadas en base a sus correspondientes estados contables a dichas fechas, los cuales han sido preparados sobre la base de criterios similares a los aplicados por la Sociedad para la confección de sus estados contables. La participación en LINK ha sido ajustada en 2.518 correspondientes a la eliminación de resultados no trascendidos a terceros, de acuerdo con el procedimiento establecido por la RT N° 5 de la FACPCE. Por efecto de dicho ajuste, su VPP es negativo y se expone en el rubro "Otros pasivos".

h) Bienes de uso

- Activos transferidos en la privatización de GdE: su valor fue determinado en función al precio efectivamente pagado (US$ 561,2 millones) por el 70% del capital accionario de la Sociedad. Dicho precio sirvió de base para determinar el total del capital accionario (US$ 801,7 millones), al cual se le adicionó el importe de las deudas iniciales asumidas por el Contrato de Transferencia (US$ 395 millones) para determinar el valor inicial de los bienes de uso (US$ 1.196,7 millones). Dicho valor, convertido al tipo de cambio vigente a la fecha del Contrato de Transferencia, fue reexpresado según lo mencionado en Nota 3.a).

- Line pack: corresponde a la cantidad de gas natural en el sistema de transporte estimada necesaria para mantener su capacidad operativa, valuada al costo de adquisición reexpresado según lo mencionado en Nota 3.a).

- Diferencia de cambio: de acuerdo con lo establecido por la Resolución N° 3/2002 del CPCECABA y la Resolución N° 398 de la CNV, la Sociedad ha activado una diferencia de cambio de 1.476.127 originada en la devaluación de la moneda argentina ocurrida a partir del 6 de enero de 2002, correspondiente a pasivos expresados en moneda extranjera existentes a dicha fecha, asociados a la financiación indirecta de los activos que admiten tal imputación. (Ver Nota 2).

- Adiciones: valuadas a su costo de adquisición, reexpresadas según lo mencionado en Nota 3.a). La Sociedad activa los costos netos generados por la financiación con capital de terceros de obras cuya construcción se prolongue en el tiempo hasta que se encuentren en condiciones de ser puestas en marcha. Asimismo, las adiciones incluyen todas las inversiones efectuadas previstas como inversiones mandatorias en la Licencia para los primeros cinco años con el objetivo de adecuar la integridad del sistema y la seguridad pública a estándares internacionales, entre las que se incluyen los costos de los programas de relevamiento correspondientes a tareas de inspección interna y externa, protección catódica, y el reemplazo y revestimiento de cañerías. Adicionalmente, las Resoluciones N° 1.660 y N° 1.903 incluyen definiciones acerca de los costos que deben ser considerados como mejoras o gastos de mantenimiento. Los costos de reparación y mantenimiento se imputan a resultados en el período en que se incurren.

- Depreciaciones: la Sociedad utilizó hasta el ejercicio terminado el 31 de diciembre de 1999 el método de la línea recta, con una alícuota de depreciación compuesta para el conjunto de los activos afectados a los servicios de transporte de gas natural y producción y comercialización de LGN.

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En relación con los activos afectados al servicio de transporte de gas natural, las Resoluciones N° 1.660 y N° 1.903 emitidas por el ENARGAS establecieron vidas útiles máximas a considerar para cada tipo de bien que conforman dichos activos aplicables a partir del 1 de enero de 2000, las cuales resultan menores a las vidas útiles consideradas por la Sociedad hasta el 31 de diciembre de 1999. Las nuevas vidas útiles aplicadas por la Sociedad, que se exponen en el Anexo A, no superan las vidas útiles máximas establecidas en las resoluciones mencionadas. Asimismo, dichas normas incluyen lineamientos específicos para la registración de bajas y retiros de bienes de uso. Durante el ejercicio 2000, la Sociedad, siguiendo los lineamientos determinados por el ENARGAS a través de dichas resoluciones y dentro del método de la línea recta, cambió la alícuota de depreciación compuesta, por alícuotas de depreciación individuales para cada tipo de bien que conforman los activos afectados al servicio de transporte de gas.

Con respecto al conjunto de los bienes afectados a la producción y comercialización de LGN, durante el ejercicio 2000, la Sociedad, dentro del método de la línea recta, también ha cambiado la alícuota de depreciación compuesta, por alícuotas de depreciación individuales para cada tipo de bien que conforman estos activos.

Para el resto de los bienes de uso, la Sociedad utiliza el método de la línea recta considerando las alícuotas que se exponen en el Anexo A. El resultado generado por el retiro de estos bienes se reconoce en el período en que se genera.

Respecto de la diferencia de cambio activada, la misma se deprecia en función a las vidas útiles remanentes de aquellos bienes de uso que originaron dicha activación.

En base a las proyecciones de resultados, la Dirección de la Sociedad estima que la valuación de los bienes de uso, considerados en su conjunto, no supera su valor recuperable.

i) Activos intangibles

Se encuentran valuados a su costo histórico, reexpresado según lo mencionado en Nota 3.a), menos las correspondientes amortizaciones acumuladas. Los costos preoperativos, de organización, de rescisión de compromisos asumidos por el Contrato de Transferencia y otros se amortizaban en un período de principalmente treinta y cinco años hasta el 31 de diciembre de 2000. A partir del ejercicio 2001, la Sociedad amortiza el valor residual de dichos conceptos al 31 de diciembre de 2000 en un plazo de cinco años, de acuerdo a lo mencionado al inicio de esta nota. Los costos por la celebración de los acuerdos de cobertura de tasa de interés, son diferidos en el plazo correspondiente a los préstamos respectivos. Por su parte, los costos de los programas globales para la emisión de obligaciones negociables así como los costos de las respectivas emisiones de deuda son diferidos en el plazo correspondiente a los programas y emisiones respectivas.

j) Impuesto a las ganancias y a la ganancia mínima presunta

TGS determina el impuesto a las ganancias aplicando la tasa vigente del 35% sobre la utilidad impositiva del período, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. Adicionalmente, determina el impuesto a la ganancia mínima presunta aplicando la tasa vigente del 1% sobre los activos computables al cierre del ejercicio. Este impuesto es complementario del impuesto a las ganancias. La obligación fiscal de la Sociedad en cada ejercicio coincidirá con el mayor de ambos impuestos. Sin embargo, si el impuesto a la ganancia mínima presunta excede en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

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Al 31 de marzo de 2002, la Sociedad no contabilizó provisión para el impuesto a las ganancias por haberse estimado la existencia de quebranto impositivo, debido a la pérdida por diferencia de cambio ocasionada en virtud de la devaluación del peso argentino. Dicha pérdida sólo será deducible en la proporción de un 20% anual a partir del presente ejercicio en virtud de lo dispuesto por el artículo 17 de la Ley de Emergencia Pública y de Reforma del Régimen Cambiario. La Sociedad ha determinado un cargo por impuesto a la ganancia mínima presunta de 5.055, que fue activado en rubro "Otros créditos no corrientes". En base a las proyecciones de resultado realizadas por la Dirección de la Sociedad, se estima que dicho crédito impositivo es totalmente recuperable.

La provisión para impuesto a las ganancias, incluida en el rubro "Cargas fiscales" al 31 de marzo de 2001, asciende a 19.115.

k) Previsiones

- Deducidas del activo: se han constituido para regularizar la valuación de créditos por ventas. Esta previsión cubre ciertos deudores que presentan índices de incobrabilidad, determinados en base a un análisis de los mismos realizado por la Dirección de la Sociedad.

- Incluidas en el pasivo: se han constituido para afrontar situaciones contingentes que podrían originar obligaciones para la Sociedad. En la estimación de los montos se ha considerado la probabilidad de su concreción tomando en cuenta las expectativas de la Dirección de la Sociedad y la opinión de sus asesores legales.

El detalle de las previsiones se expone en el Anexo E.

l) Cuentas del patrimonio neto

Se encuentran reexpresadas según lo mencionado en Nota 3.a), excepto la cuenta "Capital social" la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión se expone en la cuenta "Ajuste del capital social".

m) Cuentas del estado de resultados

Los cargos por consumos de activos no monetarios se reexpresaron en función de la fecha de origen de dichos activos de acuerdo con lo mencionado en Nota 3.a).

Los resultados financieros y por tenencia generados por pasivos, por el período de tres meses terminado el 31 de marzo de 2001, se exponen netos de intereses activados en bienes de uso por 1.357. Adicionalmente, incluyen el remanente de las diferencias de cambio originadas en el período no susceptible de activación al 31 de marzo de 2002 (ver Anexo H).

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4. INFORMACION POR SEGMENTO DE NEGOCIOS

El negocio principal de la Sociedad consiste en la prestación del servicio de transporte de gas natural a través del sistema de gasoductos sur. Asimismo, la Sociedad efectúa tareas de producción y comercialización de LGN en el Complejo Cerri y presta otros servicios relacionados no regulados.

La utilidad operativa contiene los ingresos por ventas netas menos los gastos operativos. En el cómputo de la utilidad operativa no se han tenido en cuenta los siguientes conceptos: otros egresos, netos, resultado de inversiones permanentes, resultados financieros y por tenencia e impuesto a las ganancias.

Los activos identificables a cada segmento son aquellos utilizados por la Sociedad para el desarrollo de cada actividad. Los activos no identificables a algún segmento fueron agrupados bajo "Administración central" e incluyen las inversiones, entre otros.

No existen ventas entre los segmentos de negocios.

Período de tres meses terminado el 31 de marzo de 2002	**Transporte de gas**	**Producción y comercialización de LGN**	**Otros servicios**	**Administración central**	**Total**
Ingresos por ventas netas	100.281	31.966	8.836	-	141.083
Utilidad (pérdida) operativa	58.143	16.487	3.301	(5.036)	72.895
Depreciación de bienes de uso	25.536	4.736	2.457	1.209	33.938
Inversiones en bienes de uso (incluye obras en curso)	13.175	41	498	60	13.774
Activos identificables	3.199.020	329.154	144.560	197.909	3.870.643

Período de tres meses terminado el 31 de marzo de 2001					
Ingresos por ventas netas	101.338	22.495	3.007	-	126.840
Utilidad (pérdida) operativa	72.859	8.648	900	(7.259)	75.148
Depreciación de bienes de uso	13.243	2.662	790	1.406	18.101
Inversiones en bienes de uso (incluye obras en curso)	57.018	524	10.314	227	68.083
Activos identificables	1.863.927	195.078	68.500	56.582	2.184.087

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En el curso normal de su negocio de transporte de gas, la Sociedad otorga crédito principalmente a las compañías distribuidoras de gas, Pecom Energía, Profertil S.A. ("Profertil") y a YPF S.A. ("YPF"). La concentración de créditos por los principales clientes, así como los importes de las principales ventas brutas efectuadas durante los períodos de tres meses terminados el 31 de marzo de 2002 y 2001, se exponen a continuación:

	2002		2001	
Transporte de gas:	**Ventas Brutas**	**Créditos por ventas**	**Ventas Brutas**	**Créditos por ventas**
MetroGas S.A.	43.433	26.958	42.290	17.847
Camuzzi Gas Pampeana S.A	19.086	7.639	19.006	7.685
Gas Natural BAN S.A.	15.146	6.233	12.233	5.726
Pecom Energía	5.072	6.180	4.716	2.050
Camuzzi Gas del Sur S.A	4.001	4.462	3.719	1.443
Profertil	3.168	1.263	3.290	1.360
YPF	3.613	2.686	2.162	836

Los principales clientes en el segmento de producción y comercialización de LGN son Polisur S.A., Petrobras International Finance Company ("Petrobras") e YPF. Los importes de ventas brutas efectuadas a los principales clientes durante los períodos de tres meses terminados el 31 de marzo de 2002 y 2001, así como los saldos de créditos por ventas relacionados a dichas fechas, se exponen a continuación:

	2002		2001	
Producción y comercialización de LGN:	**Ventas brutas**	**Créditos por ventas**	**Ventas brutas**	**Créditos por ventas**
Polisur S.A.	11.047	8.980	6.780	7.831
Petrobras	7.720	5.601	3.476	1.570
YPF	1.096	1.041	2.966	3.975
RYTTSA	-	-	2.580	2.580

5. INFORMACION ADICIONAL SOBRE LOS ESTADOS DE ORIGEN Y APLICACION DE FONDOS

Para la confección de los estados de origen y aplicación de fondos se ha considerado como concepto de fondos el equivalente a caja más inversiones cuyo vencimiento original no supere el plazo de tres meses. La Sociedad utiliza el método indirecto, el cual requiere una serie de ajustes a la utilidad neta del período para obtener los fondos generados por las operaciones.

Importes abonados en concepto de:

	2002	2001
Impuesto a las ganancias	11.779	17.095
Intereses (neto de intereses capitalizados)	16.381	3.741

Las operaciones de inversión que no afectaron fondos durante los períodos de tres meses terminados el 31 de marzo de 2002 y 2001, incluyen adquisiciones de bienes de uso por 6.101 y 38.736 que no habían sido abonadas a dichas fechas, respectivamente, así como la adquisición de bienes de uso en forma financiada por 252 al 31 de marzo de 2002.

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6. PRESTAMOS

La Sociedad mantiene vigente acuerdos de préstamos de corto plazo por un total de 1.139.559. Dichos préstamos incluyen US$ 100 millones correspondientes a la tercera emisión de obligaciones negociables bajo el programa global de 1993 que devengan intereses al 2,81% anual, US$ 150 millones correspondientes a la primera emisión de obligaciones negociables bajo el programa global de 1999 que devengan intereses al 5,04% anual y aproximadamente US$ 10 millones correspondientes a préstamos en yenes, todos ellos descriptos más adelante. La tasa de interés promedio ponderada al 31 de marzo de 2002 para los acuerdos de préstamos, con excepción de las emisiones de obligaciones negociables mencionadas, es de aproximadamente 6,60% anual.

El detalle de los préstamos no corrientes vigentes al 31 de marzo de 2002 y 2001 es el siguiente:

	2002	2001
Obligaciones Negociables: Programa 1993 Tercera emisión, vencimiento en 2002	-	100.000
Préstamos del Banco Interamericano de Desarrollo ("BID") (entre 5,72% y 10,19%), vencimientos hasta el 2011	978.000	326.000
Obligaciones Negociables: Programa 1999 Primera emisión, vencimiento en 2003	-	150.000
Obligaciones Negociables: Programa 1999 Segunda emisión al 10,38%, vencimiento en 2003 (1)	449.541	149.541
Obligaciones Negociables: Programa 2000 Primera emisión al 3,77%, vencimiento en 2006	600.000	-
Otros préstamos bancarios (entre 2,49% y 4,37% en 2002), vencimientos hasta el 2006	36.007	20.489
	2.063.548	746.030

(1) Neto de descuentos de emisión.

A continuación se brinda información adicional sobre los principales préstamos vigentes al 31 de marzo de 2002:

- Obligaciones Negociables

Programa Global de 1993:

La Asamblea de Accionistas del 27 de agosto de 1993 aprobó la creación de un programa global conformado por un programa para la emisión de obligaciones negociables de corto plazo (Euro Commercial Papers) y otro para la emisión de obligaciones negociables de mediano plazo (Euro Medium Term Notes), que permitía la emisión de obligaciones negociables hasta un monto máximo total en circulación en todo momento de US$ 350 millones. En la Asamblea de Accionistas del 6 de marzo de 1996, se decidió aumentar el monto máximo del programa a US$ 500 millones. El Programa Global fue autorizado por la Bolsa de Comercio de Buenos Aires ("BCBA") y la CNV.

A continuación se describe la emisión vigente al 31 de marzo de 2002 efectuada por la Sociedad bajo este Programa Global:

- *Tercera emisión:* Títulos registrables con vencimiento a cinco años, cuya amortización se produce en una única cuota el 18 de diciembre de 2002, por US$ 100 millones. Dichos títulos devengan intereses a tasa LIBO de seis meses más un margen del 0,65% durante el primer año de vigencia, creciente hasta el 0,85% para el quinto año. La cotización de esta emisión fue autorizada por la Bolsa de Luxemburgo y la BCBA. Los fondos obtenidos de

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esta colocación fueron destinados a la refinanciación de pasivos, a la inversión en activo fijo y a la financiación de capital de trabajo.

Programa Global de 1999:

La Asamblea de Accionistas del 17 de febrero de 1999 ratificó la autorización otorgada en la Asamblea de Accionistas del 17 de febrero de 1998 para la creación de un nuevo Programa Global para la emisión de obligaciones negociables por un monto total de US$ 500 millones, para reemplazar el Programa Global de 1993 que venció a fines de 1998. Dicho Programa ha sido autorizado por la CNV, la BCBA y la Bolsa de Luxemburgo. A continuación se describen las emisiones vigentes al 31 de marzo de 2002 bajo este Programa Global:

- *Primera emisión*: Títulos registrables de mediano plazo (3 años) por US$ 150 millones, cuya amortización se produce en una única cuota el 27 de marzo de 2003. Los títulos devengan intereses a tasa LIBO de 30, 60, 90 ó 180 días a elección de la Sociedad, más un margen del 2,25% durante el primer año, creciente hasta el 3% para el tercer año. El vencimiento del período de intereses en vigencia es el 27 de junio de 2002. La BCBA autorizó la cotización de esta emisión. Los fondos obtenidos de esta colocación fueron destinados a la refinanciación de las series emitidas bajo el Programa Global de 1997 creado en febrero de 1997 por un plazo de 36 meses y cuyas últimas series fueron canceladas el 27 de marzo de 2000.

- *Segunda emisión*: Títulos registrables de mediano plazo (3 años) por US$ 150 millones, emitidos a una paridad del 99,694% cuya amortización se produce en una única cuota el 15 de abril de 2003. Los títulos devengan intereses a una tasa fija del 10,38% anual pagaderos semestralmente. La cotización de esta emisión fue autorizada por la Bolsa de Luxemburgo, la BCBA y el Mercado Abierto Electrónico. Los fondos obtenidos de esta colocación fueron destinados exclusivamente a la precancelación y refinanciación parcial de la segunda emisión de obligaciones negociables bajo el Programa Global de 1996, que vencía en junio de 2000.

Programa Global de 2000:

La Asamblea de Accionistas del 22 de febrero de 2000 aprobó la creación de un nuevo Programa Global para la emisión de obligaciones negociables de corto y mediano plazo por un monto máximo total en circulación de hasta US$ 300 millones, para reemplazar el Programa Global de 1997. Dicho Programa ha sido autorizado por la CNV, la BCBA y la Bolsa de Luxemburgo. A continuación se describe la emisión vigente al 31 de marzo de 2002 bajo este Programa Global:

- *Primera emisión:* Título registrable de mediano plazo (5 años) por US$ 200 millones con vencimiento final el 24 de abril de 2006 colocado en forma privada. El capital será pagado en cinco cuotas semestrales iguales, con un período de gracia de 36 meses. El título devenga intereses a tasa LIBO más un margen de 1,955% anual, pagaderos trimestralmente. El título fue adquirido por el fideicomiso financiero "Titan TGS 2001" y se constituyó en el activo subyacente de la emisión de títulos fiduciarios Clases "A" y "B" efectuada por el mencionado fideicomiso. Por otra parte, los títulos fiduciarios Clase "A" están asegurados bajo una prima que cubre las transferencias de fondos contra el riesgo de no convertibilidad de la moneda local, intransferibilidad y expropiación emitida por "Overseas Private Investment Corporation" ("OPIC"), una agencia del Gobierno de Estados Unidos. Los fondos obtenidos de esta colocación están destinados a financiar el proyecto de inversiones previsto para el período 2001-2003. Pendiente la aplicación de estos fondos conforme a lo previsto, los mismos fueron parcialmente utilizados para el pago de la primera emisión de títulos de deuda bajo el Programa Global de 1996, por un monto de US$ 150 millones, cuyo vencimiento se produjo el 25 de abril de 2001.

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- Préstamos del BID

TGS recibió durante el primer semestre de 1999 desembolsos por US$ 226 millones provenientes de un acuerdo con el BID. El préstamo tiene un vencimiento final a 12 años, con un período de gracia de 5 años, lo que resulta en un plazo promedio de 8 años y medio. El acuerdo de préstamo con el BID fue estructurado a través de un tramo A por US$ 50 millones financiado directamente por el BID y un tramo B por US$ 176 millones financiado a través de una colocación privada a inversores extranjeros. El BID es el prestamista titular registrado y el administrador para los tramos A y B. La transacción tuvo un precio de 450 puntos básicos sobre una tasa promedio que devengan los bonos del Tesoro Norteamericano fijada en 5,15% (con relación a US$ 200 millones) y de 375 puntos básicos sobre la tasa LIBO (con relación a los US$ 26 millones restantes). Los fondos provenientes de esta transacción están destinados a financiar una porción del plan de inversiones previsto para el período 1998-2002 relacionado con expansiones y mejoras de las actividades de transporte de gas y producción y comercialización de LGN y otros servicios.

Asimismo, en el mes de noviembre de 1999, TGS recibió otro préstamo bajo el acuerdo mencionado anteriormente, por US$ 100 millones. La transacción tiene un vencimiento final a 11 años y medio, con un período de gracia de 4 años y medio, lo que resulta en un plazo promedio de 8 años. El acuerdo de préstamo fue estructurado a través de un tramo A por US$ 25 millones financiado directamente por el BID y un tramo B por US$ 75 millones financiado a través de una colocación privada a inversores extranjeros. La transacción tuvo un precio de 420 puntos básicos sobre una tasa promedio que devengan los bonos del Tesoro Norteamericano fijada en 5,99%. Los fondos provenientes de esta transacción están destinados a financiar una porción del plan de inversiones previsto para los años 1999 a 2002, relacionado con expansiones y mejoras de las actividades de transporte de gas y producción y comercialización de LGN y otros servicios.

- Otros préstamos bancarios

Incluye líneas de crédito otorgadas por el Export Import Bank of USA ("Eximbank") con vencimiento a cinco años y amortización semestral de capital e intereses a tasa LIBO de 180 días más un margen del 0,20% ó el 0,40% anual, según la línea de crédito. Las deudas de capital corrientes por dicho contrato ascienden a 19.151 y 7.052 al 31 de marzo de 2002 y 2001 y las no corrientes ascienden a 17.350 y 12.167, respectivamente.

Al 31 de marzo de 2002, la porción corriente incluye préstamos por aproximadamente 1.220 millones de yenes, (equivalentes a aproximadamente US$ 10 millones, al tipo de cambio vigente al inicio de los acuerdos). La Sociedad ha concertado acuerdos de compra de yenes a futuro con el objetivo de establecer una protección frente a la exposición a la devaluación del dólar estadounidense con respecto al yen. Por lo tanto, en dichos acuerdos se estipuló un tipo de cambio fijo a la fecha de vencimiento de cada uno de los préstamos.

Restricciones

La Sociedad está sujeta al cumplimiento de una serie de restricciones derivadas de sus acuerdos financieros las que incluyen, entre otras, las siguientes:

i) Restricciones para otorgar garantías: hasta tanto las obligaciones negociables emitidas permanezcan pendientes de cancelación, la Sociedad no podrá otorgar garantías sobre sus activos y sus ingresos presentes o futuros por deudas contraídas, que en su conjunto superen US$ 10 o 20 millones (según corresponda, de acuerdo a los respectivos programas de deuda de TGS), excepto que financien total o parcialmente la compra o construcción de los activos otorgados en garantía.

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ii) Restricciones sobre el nivel de endeudamiento: a cada cierre de estados contables anuales y/o intermedios, las deudas financieras asumidas no podrán superar el 60% o el 65% (según corresponda, de acuerdo a los respectivos programas de deuda de TGS) del total de dichas deudas financieras más el patrimonio neto de la Sociedad. Asimismo, el préstamo concertado con el BID, determina que las deudas financieras asumidas no podrán superar el 65% del total de dichas deudas financieras más el patrimonio neto con exclusión de los activos intangibles, descuentos de emisión no devengados y otros similares.

iii) Restricciones en la relación entre el EBITDA (definido como la utilidad antes de resultados financieros, impuesto a las ganancias, depreciaciones y amortizaciones) y "Resultados financieros y por tenencia": el cociente entre ambos no debe ser inferior a 2,5 a cada cierre de estados contables anuales y/o intermedios.

Al 31 de marzo de 2002, TGS no ha podido dar cumplimiento a las restricciones financieras descriptas en los párrafos ii) y iii) debido al efecto de la devaluación del peso sobre la deuda financiera expresadas en dólares que la Sociedad posee al 31 de marzo de 2002 y los intereses devengados y generados por dicha deuda en el período. A la fecha de emisión de los presente estados contables, TGS se encuentra renegociando con los acreedores dichas restricciones financieras. De no llegarse a una dispensa respecto de dichas restricciones, ciertos pasivos financieros de largo plazo podrían volverse exigibles a pedido de los acreedores.

Instrumentos financieros derivados

En julio de 2001, TGS celebró con reconocidas instituciones financieras acuerdos de "cap" sobre la tasa LIBO en relación a US$ 150 millones vinculados con la primera emisión del Programa Global de 1999. A través de estos acuerdos, la Sociedad aseguró la tasa LIBO a un costo del 4,75% anual. En los casos en que el nivel de la tasa mencionada resulte inferior al 4,75% anual, TGS deberá abonar la tasa LIBO vigente al inicio de cada período de intereses. La vigencia de estos acuerdos se extiende desde el 27 de julio de 2001 hasta el 27 de marzo de 2003. El costo de estos acuerdos ascendió a aproximadamente US$ 0,7 millones, el cual fue registrado en el rubro "Activos intangibles" y se amortiza en el plazo remanente de la primera emisión del Programa Global de 1999.

Asimismo, en julio de 2001, TGS celebró acuerdos de "cap con knock-out" de la tasa LIBO de tres meses sobre los US$ 200 millones relacionados con la primera emisión del Programa Global de 2000. A través de estos acuerdos, la Sociedad aseguró la tasa LIBO a un costo del 5,25% anual, en el caso que el nivel de la tasa mencionada fluctúe entre el 5,25% y el 8% anual. Sin embargo, en los casos en que el nivel de la tasa mencionada resultara inferior o superior a dicho rango, TGS deberá abonar la tasa LIBO de tres meses vigente del período. Los acuerdos son efectivos desde el 24 de julio de 2001 hasta el 24 de abril de 2006. En virtud de que la emisión de deuda relacionada prevé la amortización de capital en cinco cuotas semestrales a partir del 24 de abril de 2004, los saldos involucrados en los acuerdos financieros mencionados siguen la evolución de la deuda de capital relacionada. El costo de estos acuerdos ascendió a aproximadamente US$ 2,9 millones, el cual fue registrado en el rubro "Activos intangibles" y se amortiza en el plazo remanente de la primera emisión del Programa Global de 2000.

En agosto de 2000, TGS celebró con reconocidas instituciones financieras acuerdos de cap de la tasa LIBO de seis meses sobre los US$ 100 millones relacionados con la tercera emisión del Programa Global de 1993. A través de dichos acuerdos la Sociedad aseguró la tasa LIBO de seis meses a un costo del 7% anual, en el caso que en algún período semestral el nivel de dicha tasa fluctúe entre el 7% y el 8% anual. Por lo tanto, en los casos en que el nivel de la tasa mencionada resultara inferior o superior a dicho rango TGS deberá abonar la tasa LIBO de seis meses vigente del período. La vigencia de estos acuerdos se extiende desde el 18 de diciembre de 2000 hasta el 18 de diciembre de 2002. El costo de dichos acuerdos ascendió a US$ 0,3 millones, el cual se registró en el rubro "Activos intangibles" y se amortiza en el plazo remanente de la tercera emisión del Programa Global de 1993.

En 1998, la Sociedad concertó dos acuerdos de cobertura de tasa de interés en virtud de los cuales aseguró la tasa de los bonos del Tesoro Norteamericano a un costo entre 5,66% y 5,89% sobre US$ 200 millones, con el objeto de asegurar la

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tasa del préstamo del BID mencionado anteriormente. La Sociedad liquidó uno de los acuerdos en febrero de 1999 por US$ 100 millones y el otro por US$ 100 millones en forma fraccionada en marzo y abril de 1999. Las liquidaciones de estos acuerdos representaron un costo total de aproximadamente Ps. 11 millones, el cual está registrado en el rubro "Activos Intangibles" y se amortiza en el plazo del préstamo del BID mencionado.

Adicionalmente, la Sociedad suscribió un acuerdo de cobertura para asegurar la tasa a cinco años de los bonos del Tesoro Norteamericano, ante la perspectiva de una emisión de deuda de US$ 200 millones por dicho plazo, a una tasa promedio de 5,62%, y con el objeto de refinanciar la primera emisión del programa global de 1993. Debido a la inestabilidad en los mercados de capitales, la Sociedad debió emitir con dicho objeto la segunda emisión del Programa Global de 1996 por un monto de US$ 200 millones y a un plazo de 18 meses. Consecuentemente, el costo del acuerdo de cobertura, liquidado en enero de 1999, el cual ascendió a aproximadamente Ps. 8 millones (registrado como un costo financiero en el rubro "Activos Intangibles") es amortizado en función a los plazos de las refinanciaciones.

7. MARCO REGULATORIO

a) Aspectos Generales

En relación con el transporte de gas, la Sociedad está sujeta al marco regulatorio dispuesto por la ley N° 24.076 y a las reglamentaciones que dicte el ENARGAS, el cual tiene entre sus facultades el establecimiento de las bases de cálculo de las tarifas, su aprobación y contralor. De acuerdo a dicho marco regulatorio, las tarifas de transporte se deben calcular en dólares estadounidenses, convertibles a pesos en el momento de la facturación. Las tarifas de transporte de gas utilizadas por TGS fueron establecidas en la privatización y corresponde su ajuste, previa autorización, en los siguientes casos: (i) semestralmente, por variación en el PPI y (ii) por revisión quinquenal de las mismas, conforme a los factores de eficiencia y de inversión que determine el ENARGAS. El factor de eficiencia reduce las tarifas por efecto de programas de eficiencia futuros, mientras que el factor de inversión incrementa las mismas para compensar a las licenciatarias por inversiones futuras. Además, sujeto a la aprobación del ENARGAS, las tarifas se deben ajustar para reflejar circunstancias no recurrentes o cambios impositivos, con excepción del impuesto a las ganancias.

El ENARGAS, a través de la Resolución N° 1.470 de enero de 2000, previo acuerdo con las licenciatarias de distribución y transporte, resolvió diferir a través de su financiamiento y posterior recupero, por única vez y con carácter excepcional, la aplicación del PPI correspondiente al primer semestre del año 2000, que registró un incremento del 3,78%, hasta el 1 de julio de 2000. En agosto de 2000, el Poder Ejecutivo Nacional emitió el Decreto N° 669/00, que tuvo como antecedente un acta acuerdo firmada por la Secretaría de Energía de la Nación, en representación del Ministerio de Economía de la Nación, el ENARGAS y TGS, junto con otras empresas licenciatarias de gas natural. Dicho decreto establecía, con respecto a los ingresos devengados durante el primer semestre de 2000 por la aplicación del ajuste del PPI anteriormente mencionado, con más los intereses devengados, que los mismos serían facturados en doce meses a partir del 1 de julio de 2000 a través de un aumento en las tarifas de transporte. Asimismo, dicho decreto determinó el diferimiento de la aplicación de los ajustes a tarifas de transporte por aplicación del PPI a partir del 1 de julio de 2000 hasta el 30 de junio de 2002 (los aumentos del PPI a partir del 1 de julio de 2000, 1 de enero de 2001 y 1 de julio de 2001 fueron de 2,32%, 4,01% y 0,44%, respectivamente). Los ingresos devengados por la aplicación del PPI más los intereses compensatorios correspondientes, formarían parte de un fondo, en la medida que no excediera una determinada banda, que sería facturado en 24 meses, a través de un ajuste tarifario, a partir del 1 de julio de 2002. A fines de agosto de 2000, el Juzgado Nacional en lo Contencioso Administrativo Federal N° 8 hizo lugar a la medida cautelar requerida por el Defensor del Pueblo de la Nación y ordenó dejar en suspenso la vigencia del Decreto N° 669/00, por considerar que resulta verosímil el derecho invocado por el Defensor del Pueblo de la Nación al solicitar la suspensión de dicho Decreto, basado en que la aplicación del PPI constituía una contradicción a la Ley N° 23.928 de

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Convertibilidad. Posteriormente, el Poder Ejecutivo Nacional, el ENARGAS y la mayoría de las licenciatarias apelaron dicha medida. En octubre 2001, la Cámara de Apelaciones notificó la confirmación de la medida cautelar, hasta tanto se pronuncie sentencia sobre el fondo de la cuestión. TGS interpuso contra dicho fallo un recurso extraordinario ante la Corte Suprema de Justicia de la Nación ("CSJN"), tendiente a revocar la medida cautelar dictada.

En agosto de 2000, enero y julio de 2001, el ENARGAS comunicó a TGS que correspondía acatar la medida judicial, aún cuando no se había declarado la nulidad del Decreto N° 669/00, por lo que aún no se aplicaban los efectos de dicho decreto sobre las tarifas, las cuales debían mantenerse en los valores vigentes durante el primer semestre del año 2000 hasta tanto hubiera una resolución judicial definitiva. La Sociedad solicitó al ENARGAS que reconsiderara la decisión de aplicar el cuadro tarifario anterior al dictado del Decreto N° 669/00 y ordenara la aplicación de las tarifas que resulten de aplicar la Resolución N° 1.470, antes mencionada.

Al 31 de diciembre de 2001, la Sociedad había registrado los mayores ingresos derivados de la aplicación del Decreto 669/00, considerando, entre otros, que (i) el diferimiento de la facturación de los mencionados incrementos tarifarios constituía un método de financiación establecido por el Gobierno Argentino relacionado con servicios ya prestados por TGS, sin necesidad que la Sociedad brindara servicios futuros a sus clientes y (ii) en el caso que dicho diferimiento no pudiera ser facturado a los clientes, la Sociedad debería recibir del Gobierno Argentino una compensación equivalente al monto no facturado.

Como consecuencia de la declaración por parte del Gobierno Nacional del incumplimiento del pago de los servicios de la deuda externa en diciembre de 2001 y la posterior sanción, en enero de 2002, de la Ley N° 25.561 (Ley de Emergencia Pública y Reforma al Régimen Cambiario) descripta en Nota 2, cuyas disposiciones incluyen, entre otras, la eliminación de las cláusulas de ajuste de las tarifas por el valor dólar y aquellas basadas en índices de precios de otros países y cualquier otro mecanismo indexatorio, la fijación de la relación de cambio de un peso igual un dólar para las tarifas, y la renegociación de los contratos de servicios públicos cuyo alcance no ha sido definido con precisión, el traslado a la tarifa del PPI que legítimamente reclama la Sociedad resulta improbable, estando condicionado a hechos futuros fuera del control de la Sociedad la posibilidad de recuperarlo a través del Gobierno Argentino. Por lo que en los estados contables, al 31 de diciembre de 2001, la Sociedad registró una pérdida de 57.639 correspondiente al diferimiento de los ajustes del PPI devengado durante los ejercicios 2000 y 2001, y discontinuó, a partir del presente ejercicio, el mencionado devengamiento.

Lo antes mencionado no implica de modo alguno una renuncia a derechos y acciones que TGS tiene en base a las expresas disposiciones del Marco Regulatorio. Los mencionados derechos serán mantenidos y ejercidos en toda instancia administrativa y judicial a la que TGS recurra a tal fin, aún incluso dentro del proceso de renegociación referido en la Ley N° 25.561.

Durante el año 2000, se había iniciado el proceso de la segunda revisión quinquenal de tarifas. Con fecha 8 de febrero de 2002, el ENARGAS notificó a TGS sobre la suspensión de los plazos de dicho proceso, hasta tanto se cuente con el resultado del proceso de renegociación antes mencionado.

La Dirección de la Sociedad estima que, como resultado del proceso de renegociación mencionado, no se producirán efectos adversos significativos sobre los activos y los resultados de las operaciones de la Sociedad.

La actividad de producción y comercialización de LGN y otros servicios no se encuentra sujeta a regulación del ENARGAS y, tal como lo prevé el Contrato de Transferencia, está organizada como una sucursal dentro de la Sociedad, llevando información contable separada.

La Licencia establece, entre otras restricciones, que la Sociedad no podrá asumir deudas correspondientes a CIESA, ni otorgar créditos, garantías reales o de otro tipo a favor de acreedores de dicha sociedad.

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b) Activos Esenciales

Una porción sustancial de los activos transferidos de GdE han sido definidos como esenciales para prestar el servicio, por lo cual la Sociedad está obligada a separarlos y mantenerlos junto con sus mejoras futuras de acuerdo con ciertos estándares definidos en la Licencia.

La Sociedad no podrá disponer a ningún título de los activos esenciales, gravarlos, arrendarlos, subarrendarlos o darlos en comodato, ni afectarlos a otros destinos que la prestación del servicio licenciado, sin la previa autorización del ENARGAS. Las ampliaciones y mejoras que la Sociedad incorpore al sistema de gasoductos después de la toma de posesión sólo se podrán gravar para garantizar créditos a más de un año de plazo tomados para financiar nuevas ampliaciones y mejoras del servicio licenciado.

Al finalizar la Licencia, la Sociedad estará obligada a transferir al Poder Ejecutivo Nacional o a quien éste indique, los activos esenciales que figuren en el inventario actualizado a la fecha de dicha finalización, libres de toda deuda, gravamen o embargo, recibiendo el menor de los dos montos siguientes:

i) El valor residual de los activos esenciales de la Sociedad, determinado sobre la base del precio pagado por el Consorcio Adquirente y el costo original de las inversiones subsiguientes llevadas en dólares estadounidenses reexpresados por el PPI, neto de la depreciación acumulada según las reglas de cálculo que determine el ENARGAS.

ii) El producido neto de una nueva licitación.

8. CAPITAL SOCIAL Y DIVIDENDOS

a) Estructura del Capital Social

La Sociedad fue constituida el 24 de noviembre de 1992 con un capital social de 12. En la Asamblea General Ordinaria y Extraordinaria de Accionistas N° 1 de fecha 28 de diciembre de 1992 se aprobó un aporte irrevocable de capital que en moneda de dicho momento ascendió a 794.483 y se decidió un aumento del capital social que, en esa misma moneda, ascendió a 557.297, mediante la capitalización parcial de dicho aporte a la espera de la finalización del inventario de los activos transferidos. La Asamblea General Ordinaria del 24 de marzo de 1994, aprobó la capitalización del aporte irrevocable remanente, en virtud de haberse completado el inventario mencionado. Por lo tanto, el capital social se incrementó en 237.186, ascendiendo a un total de 794.495 en moneda de dicho momento.

El Estado Nacional retuvo inicialmente el 27% del capital de la Sociedad compuesto exclusivamente por acciones Clase "B", el cual fue vendido posteriormente en dos etapas. Una parte sustancial fue vendida en 1994 a través de una oferta pública nacional e internacional. Fuera de Argentina las acciones fueron colocadas bajo la forma de American Depositary Shares ("ADSs"), que representan 5 acciones cada uno. Los ADSs emitidos en los Estados Unidos de Norteamérica fueron registrados en la SEC y cotizan en la New York Stock Exchange. El remanente, representativo de aproximadamente el 2% del capital social, fue vendido a inversores locales y del exterior durante 1996.

La Sociedad está obligada a mantener en vigencia la autorización de oferta pública de su capital social y la correspondiente autorización para cotizar en mercados de valores autorizados en la República Argentina como mínimo durante el término de quince años contados a partir de los respectivos otorgamientos.

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b) Limitación a la Transmisibilidad de las Acciones de la Sociedad

Para transferir las acciones ordinarias de Clase "A" (representativas del 51% del capital social) según el estatuto de la Sociedad, se deberá requerir la aprobación previa del ENARGAS así como la aprobación unánime de los accionistas de CIESA según acuerdos suscriptos entre ellos. El Pliego de Bases y Condiciones para la privatización de GdE ("el Pliego") prevé que dicha aprobación previa del ENARGAS podrá ser otorgada siempre que:

- la venta comprenda el 51% del capital social o, si no se tratare de una venta, el acto que reduce la participación resulte en la adquisición de una participación no inferior al 51% por otra sociedad inversora,

- el solicitante acredite que mediante la misma no desmejorará la calidad de la operación del servicio licenciado,

En el caso de accionistas de CIESA que hayan calificado merced al patrimonio neto, la garantía y/o los antecedentes técnicos de sus respectivas sociedades controlantes, la venta de las acciones representativas del capital de dichos integrantes por su respectiva controlante final, directa o indirecta, y/o la cesación del gerenciamiento invocado, en su caso, requiere la previa autorización del ENARGAS.

Para reducir voluntariamente su capital, rescatar sus acciones o efectuar cualquier distribución de su patrimonio neto, adicional al pago de dividendos de conformidad con la Ley de Sociedades Comerciales, la Sociedad debe requerir la previa conformidad del ENARGAS.

c) Distribución de dividendos

La Asamblea de Accionistas celebrada el 14 de mayo de 2002 aprobó una distribución de dividendos en efectivo por 48.544 (ó 0,0611 por acción), los cuales habían sido abonados en forma anticipada en agosto de 2001 en base a los resultados del primer semestre de 2001.

Ver Nota 2. respecto a la restricción a la transferencia de dividendos al exterior.

d) Restricciones a los resultados acumulados

De acuerdo con las disposiciones de la Ley de Sociedades Comerciales, el 5% de la utilidad neta del ejercicio, deberá destinarse a la constitución de la reserva legal, hasta que la misma alcance el 20% del capital social.

Adicionalmente, el estatuto social prevé la emisión a favor de todo el personal en relación de dependencia de Bonos de Participación en los términos del artículo 230 de la Ley de Sociedades Comerciales, de forma tal de distribuir el 0,25% de la utilidad neta de cada ejercicio, concepto que se encuentra provisionado dentro del rubro "Remuneraciones y cargas sociales".

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9. ASUNTOS LEGALES Y REGULATORIOS

a) En abril de 1996, GdE interpuso una demanda judicial contra la Sociedad tendiente al reembolso de Ps. 23 millones abonados en relación a órdenes de compra por dos plantas compresoras. TGS rechazó dicho reclamo sobre la base que la Sociedad no posee ninguna obligación hacia GdE en virtud que TGS adquirió los derechos sobre dichas plantas como parte de los activos transferidos en la privatización de 1992. A fines de febrero de 2000, recayó sentencia de primera instancia, haciendo lugar al reclamo de GdE por el total del monto demandado con más sus intereses (calculados a la tasa pasiva del BCRA Comunicado 14.290 desde la fecha en que GdE abonó las órdenes de compras mencionadas anteriormente) y costas. En agosto de 2001, la Cámara de Apelaciones confirmó en forma parcial el fallo en primera instancia, ordenando a TGS a pagar el precio justo de las plantas transferidas, que deberá surgir de una pericia judicial. La Sociedad registró dichas plantas en el rubro "Bienes de uso" por un valor de Ps. 4,8 millones basado en el costo de adquisición de equipos similares. La Cámara de Apelaciones decidió diferir la imposición de costas judiciales hasta tanto se determine el valor del juicio resultante de la pericia que se ha ordenado. En octubre de 2001, la Sociedad interpuso ante la CSJN recursos de apelación tanto ordinario como extraordinario sobre la decisión judicial mencionada. En diciembre de 2001, la CSJN concedió a TGS el recurso ordinario oportunamente presentado. En opinión de la Dirección de la Sociedad, las sentencias mencionadas se fundan en una parcial interpretación de los hechos y pruebas presentadas por TGS, incurriendo en graves omisiones e inexactitudes que las tornan arbitrarias. La Sociedad estima que es muy probable que los recursos mencionados reviertan las sentencias de primera y segunda instancia, en base a los hechos y pruebas mencionadas anteriormente.

b) A la fecha de emisión de los presentes estados contables, GdE, directamente o por intermedio del ENARGAS, no ha dado cumplimiento a las obligaciones que surgen del Contrato de Transferencia y de la Licencia en virtud de las cuales es responsable de regularizar las servidumbres relacionadas con el sistema transferido, y del pago a propietarios de cualquier indemnización o cargo con respecto a las mismas por el período inicial de cinco años, finalizado el 31 de diciembre de 1997. Para poder cumplir con su programa de inversiones con el objetivo de acondicionar el sistema de transporte de gas a niveles de seguridad y confiabilidad exigidos en la Licencia, la Sociedad ha celebrado convenios de derecho de paso y servidumbres con ciertos propietarios, procediendo a abonar los mismos. Por consiguiente, TGS ha iniciado una acción judicial contra GdE tendiente al recupero de los montos abonados.

El 7 de octubre de 1996, el Poder Ejecutivo Nacional, mediante Decreto N° 1.136/96 creó el Fondo de Contribución, establecido en forma alternativa por la Licencia para atender a las erogaciones correspondientes a la regularización de las servidumbres e indemnizaciones a cargo de GdE por el período inicial de cinco años, contados a partir de la privatización. El ENARGAS administra dicho fondo, el cual se constituye a través de un cargo que, en concepto de contribución, se incluye en las tarifas del servicio de transporte de gas natural y es reembolsado al ENARGAS. Asimismo, TGS ha reclamado administrativamente a GdE-ENARGAS los montos abonados por servidumbres relacionadas con instalaciones existentes al 28 de diciembre de 1992. En diciembre de 1997 el ENARGAS ha dispuesto que reconocerá el reembolso de los gastos útiles, a criterio del Estado Nacional, originados en servidumbres. Los importes relacionados con este concepto al 31 de marzo de 2002, registrados en el rubro "Otros créditos no corrientes" ascienden a aproximadamente 4.200. La Sociedad estima recuperar los montos abonados, en virtud de los derechos que la asisten derivados de la Licencia.

Por las servidumbres que TGS debe abonar a partir del 1 de enero de 1998, la Sociedad está tramitando ante el ENARGAS su recupero a través de un traslado a las tarifas de transporte. La Sociedad estima recuperar los montos abonados, en virtud de los derechos que la asisten.

c) La Sociedad ha recibido reclamos por parte de las Direcciones de Rentas de las Provincias de Neuquén, Río Negro y Santa Cruz tendientes al cobro de impuesto de sellos que, acorde a la pretensión fiscal, gravarían los contratos y

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Tomo LXXVI - Folio 99

las ofertas para la prestación del servicio de transporte de TGS con sus clientes y otros contratos celebrados al momento y con motivo de la privatización de GdE.

Con respecto al reclamo iniciado por la Provincia de Río Negro, en septiembre de 1999, la Dirección de Rentas de dicha provincia formalizó el mismo a través de una determinación de oficio. La Sociedad notificó al Estado Nacional su posición e interpuso un recurso administrativo ante la Dirección de Rentas de la mencionada provincia, el cual fue rechazado en enero de 2001. Con fecha 1 de febrero de 2001, TGS interpuso ante dicha decisión administrativa un recurso administrativo de alzada ante el Ministro de Hacienda de la Provincia de Río Negro, siendo el mismo rechazado a comienzos de abril de 2001. Dicha provincia intimó a la Sociedad a ingresar el monto que surge de la liquidación definitiva que asciende a aproximadamente Ps. 438 millones (incluyendo intereses y multas al 30 de abril de 2001). Con fecha 21 de marzo de 2001, la Sociedad interpuso ante la CSJN una acción declarativa de certeza, tendiente a que dicho tribunal se expida sobre la legitimidad de la mencionada pretensión provincial. La Sociedad también solicitó a la CSJN que ordene a la provincia a que se abstenga de realizar actos tendientes al cobro del impuesto de sellos hasta tanto dicho tribunal se expida sobre la cuestión de fondo. En abril de 2001, la CSJN hizo lugar a la medida cautelar solicitada por la Sociedad al interponer la acción.

Con relación al reclamo de la Provincia de Santa Cruz, la Dirección de Rentas de dicha provincia notificó a la Sociedad sobre una determinación preliminar por un monto aproximado de Ps. 41 millones (con sus respectivos intereses al 31 de diciembre de 2000). Con respecto a esta determinación, TGS formuló el descargo respectivo ante dicho organismo provincial, encontrándose pendiente de resolución a la fecha de emisión de los presentes estados contables. Asimismo, TGS interpuso ante la CSJN una acción declarativa de certeza a los mismos fines y efectos de la mencionada en el caso del reclamo de la Provincia de Río Negro. En marzo de 2001, la CSJN hizo lugar a la medida cautelar peticionada, ordenando a la Provincia de Santa Cruz que se abstenga de realizar actos tendientes al cobro del impuesto de sellos, hasta tanto dicho tribunal se expida sobre la cuestión de fondo.

Con respecto al reclamo iniciado por la Provincia de Neuquén, en diciembre de 1999 la Dirección de Rentas de dicha provincia formalizó el reclamo a través de una determinación de oficio por un monto aproximado de Ps. 97 millones (con sus respectivos intereses al 31 de diciembre de 1999). Dicha determinación fue apelada ante la Dirección de Rentas de la Provincia de Neuquén. En abril de 2001, la Sociedad recibió una reliquidación de la deuda con más sus intereses y multas, cuyo importe ascendía a dicha fecha a aproximadamente Ps. 210 millones. El 17 de abril de 2001, TGS interpuso un recurso administrativo ante la Dirección de Rentas de dicha provincia sobre la mencionada reliquidación, en mérito a la improcedencia de esta última por encontrarse aún pendiente la resolución del recurso interpuesto contra la determinación de deuda notificada en diciembre de 1999, y contra la aplicación de las multas, por haberse determinado sin respetar el derecho al debido proceso. Por otra parte, en septiembre de 2001, la Dirección de Rentas de la Provincia de Neuquén notificó a la Sociedad sobre sendas determinaciones definitivas, en concepto de impuesto de sellos que gravarían el Contrato de Transferencia de acciones celebrado a los efectos de la privatización de GdE y el Contrato de Asistencia Técnica por montos aproximados de Ps. 44 millones y Ps. 6 millones, respectivamente (incluyen intereses al 31 de agosto de 2001). Contra dichas resoluciones, la Sociedad interpuso recursos de reconsideración ante la Dirección de Rentas de dicha provincia, la cual rechazó el recurso interpuesto por el Contrato de Transferencia. Consecuentemente, la Sociedad recurrió este último fallo ante el Ministerio de Economía de la provincia a través de un recurso de alzada. A fines de diciembre de 2001, la Sociedad interpuso ante la CSJN una acción declarativa de certeza, a los mismos fines y efectos de la mencionada en el caso del reclamo de la Provincia de Río Negro, por la totalidad de los reclamos efectuados por la provincia de Neuquén. En abril de 2002, la CSJN hizo lugar a la medida cautelar peticionada, ordenando a la Provincia de Neuquén que se abstenga de realizar actos tendientes al cobro del impuesto de sellos, hasta tanto dicho tribunal se expida sobre la cuestión de fondo.

La Dirección de TGS considera, que los contratos anteriores a la toma de posesión de TGS no estaban sujetos a impuestos de sellos provinciales, debido a que las partes que los suscribieron eran sociedades pertenecientes al Estado Argentino, quien por su parte, está exento del impuesto. Por otra parte, aún si dichos contratos se encontraran alcanzados por impuestos de sellos, la Dirección de la Sociedad estima que GdE sería el responsable

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Tomo LXXVI - Folio 99

de ingresar este impuesto, según lo previsto por el Contrato de Transferencia y que en el caso que la Sociedad fuera obligada a pagar cualquier monto originado en el impuesto sobre estos contratos, la misma tendría el derecho a ser reembolsada por GdE o el gobierno argentino. En el caso del Contrato de Asistencia Técnica, la Sociedad ha planteado la improcedencia del tributo principalmente atento a que el acuerdo fue celebrado en la Capital Federal para tener efectos allí y no en la Provincia de Neuquén u otra provincia.

En cuanto a las restantes determinaciones, la Dirección de la Sociedad considera que las ofertas para la prestación de servicios de transporte no se encuentran alcanzadas por el gravamen en cuestión. En caso de determinarse que resulten gravadas, TGS interpreta que debe considerarse esa circunstancia como un cambio en la interpretación de una norma tributaria por lo que su impacto debe ser trasladado a la tarifa conforme la regulación en la materia que habilita tal proceso. El ENARGAS ha expresado que los reclamos por impuesto provincial de sellos carecen de fundamento jurídico y que por lo tanto es ilegítimo.

d) Adicionalmente, la Sociedad es parte en ciertos juicios y procedimientos administrativos provenientes del curso ordinario del negocio.

Aunque no pueda asegurarse, la Dirección de la Sociedad considera que existen meritorias defensas, las cuales serán firmemente sostenidas frente a los reclamos antes mencionados, y que cualquier obligación que finalmente pudiera ser determinada, no tendrá un efecto adverso significativo en los resultados de las operaciones y la posición financiera de la Sociedad.

Asimismo, TGS se encuentra tramitando en el ámbito judicial, el recupero del cargo por el impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario establecido en la ley N° 25.063, a través de un aumento en las tarifas de transporte de gas natural, considerando lo previsto en la Licencia. Los montos devengados por dicho concepto durante los períodos de tres meses terminados el 31 de marzo de 2002 y 2001 ascienden a 169 y 1.063, respectivamente, los cuales se han registrado en el rubro "Resultados financieros y por tenencia".

10. SALDOS Y OPERACIONES CON SOCIEDADES RELACIONADAS, CONTROLADA Y VINCULADA

La principal operación recurrente con las sociedades relacionadas se vincula con el Contrato de Asistencia Técnica que la Sociedad suscribió con el operador técnico, Enron Pipeline Company Argentina S.A. ("EPCA"), en cumplimiento de lo previsto en el Pliego y en el Contrato de Transferencia. A través del mismo se le encomienda el asesoramiento técnico, entre otros, para la operación y mantenimiento de su sistema de transporte de gas y de las instalaciones y equipos conexos de la Sociedad para asegurar que operen, de acuerdo con estándares internacionales y para la protección del medio ambiente. En contraprestación, la Sociedad se compromete a pagar mensualmente honorarios determinados en base a una proporción de ciertos resultados de la Sociedad, no pudiendo ser inferiores a cierta suma mínima anual. El plazo del contrato con EPCA, actualmente vigente, es de ocho años contados a partir del 28 de diciembre de 1992, renovable en forma automática y sucesiva por iguales períodos.

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Tomo LXXVI - Folio 99

Los saldos significativos pendientes al 31 de marzo de 2002 y 2001 por operaciones con sociedades relacionadas, controlada y vinculada se detallan a continuación:

Sociedad	2002		2001	
	Saldos a cobrar	Saldos a pagar	Saldos a cobrar	Saldos a pagar
EPCA	21	1.782	-	2.089
Pecom Energía	9.061	4.474	5.616	3.838
TELCOSUR	2.745	410	796	198
LINK	7.483	-	-	-
Enron América del Sur S.A.	1.123	129	474	-
Area Santa Cruz II U.T.E. (1)	174	-	277	-
Area Santa Cruz I U.T.E. (2)	895	1.223	313	510
Total	21.502	8.018	7.476	6.635

(1) Al 31 de marzo de 2002, Pecom Energía posee una participación del 100% en la U.T.E.
(2) Al 31 de marzo de 2002, Pecom Energía posee una participación del 71% en la U.T.E.

Las transacciones significativas realizadas con sociedades relacionadas, controlada y vinculada durante los períodos de tres meses terminados el 31 de marzo de 2002 y 2001 son las siguientes:

Sociedad	Ventas					
	Transporte	Producción y comercialización de LGN y otros servicios	Sueldos y jornales	Retribución por asistencia técnica	Retribución por servicios de telecomunicaciones	Ingresos por servicio administrativos
EPCA	-	-	263	5.478	-	23
Pecom Energía	5.072	4.517	-	-	-	-
LINK	-	6.700	-	-	-	-
TELCOSUR	-	544	-	-	1.000	79
Enron América del Sur S.A.	915	73	-	-	-	-
Area Santa Cruz II U.T.E. (1)	-	216	-	-	-	-
Area Santa Cruz I U.T.E. (2)	1.361	-	-	-	-	-
Total 2002	7.348	12.050	263	5.478	1.000	102
Total 2001	6.308	5.128	206	5.489	467	79

(1) Al 31 de marzo de 2002, Pecom Energía posee una participación del 100% en la U.T.E.
(2) Al 31 de marzo de 2002, Pecom Energía posee una participación del 71% en la U.T.E.

11. SOCIEDADES CONTROLADA Y VINCULADA

TELCOSUR:

En septiembre de 1998, el Directorio de TGS resolvió aprobar la creación de TELCOSUR cuyo objeto social exclusivo es la prestación de servicios de telecomunicaciones. Dicha sociedad ha sido constituida a fin de permitir optimizar la utilización del sistema de telecomunicaciones de la Sociedad. La participación accionaria de TGS en dicha sociedad es del 99,98%, mientras que EPCA participa del capital social con el 0,02% restante. El 22 de octubre de 1998, la Inspección General de Justicia aprobó la constitución de la sociedad.

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El 16 de febrero de 1999, la Secretaría de Comunicaciones de la Nación mediante Resolución Nro. 3.468 otorgó a TELCOSUR la licencia para la prestación, en el régimen de competencia, de servicios de valor agregado y de transmisión de datos en el ámbito nacional. A fines de 1999, TELCOSUR obtuvo de la Comisión Nacional de Comunicaciones la reserva de la mayoría de las frecuencias necesarias para poder operar. El 1 de julio de 2000, TELCOSUR inició sus operaciones.

LINK:

En febrero de 2001 se crea LINK cuyo objeto social es la construcción, propiedad y explotación del sistema de transporte de gas natural que conecta el sistema de TGS con el gasoducto de propiedad de Gasoducto Cruz del Sur S.A. Este gasoducto de vinculación se extenderá desde Buchanán, en el anillo de alta presión que circunda la ciudad de Buenos Aires y que es parte del sistema de gasoductos de la Sociedad, hasta la localidad de Punta Lara.

La participación accionaria de TGS en dicha sociedad es del 49%, mientras que Dinarel S.A. participa del capital social con el restante 51%. El capital social suscripto asciende a 12.

12. NUEVAS NORMAS CONTABLES PROFESIONALES

Con fecha 21 de diciembre de 2001, el CPCECABA aprobó nuevas normas contables profesionales (las RT N° 16 a 19 de FACPCE, con ciertos cambios) que introducen modificaciones a las actualmente vigentes en cuanto a criterios de valuación de activos y pasivos, tratamiento de cuestiones especiales antes no contempladas y nuevos requerimientos de exposición a los fines de la preparación de los estados contables. Las mismas serán de aplicación obligatoria para los ejercicios económicos que se inicien a partir del 1 de julio de 2002.

Entre otras cuestiones, las nuevas normas contables establecen: i) prohibiciones expresas de activación de ciertos cargos diferidos y normas de transición para el tratamiento contable de activos intangibles registrados al inicio de su aplicación y que no califican como tales bajo las mismas, ii) la aplicación obligatoria del método de impuesto diferido así como la medición de los saldos de activos y pasivos diferidos sobre bases descontadas, iii) cambios en la frecuencia y metodología para la comparación de los activos con sus valores recuperables, iv) cambios en la activación de costos financieros provenientes del capital de terceros con procesos prolongados de producción o construcción, y v) utilización de valores descontados para la medición de ciertos créditos y pasivos. El efecto de la aplicación de las nuevas normas contables podría afectar los resultados de ejercicios anteriores.

Los efectos derivados de la aplicación de las nuevas normas sobre los estados contables de la Sociedad no han sido evaluados a la fecha de emisión de los presentes estados contables.

John Novak
Por Comisión Fiscalizadora

Rafael Fernández Morandé
Presidente

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ANEXO A

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE MARZO DE 2002 Y 2001

BIENES DE USO

(Expresados en miles de pesos según lo mencionado en Nota 3.a

	2002												2001
	Costo original					Depreciaciones							
Cuenta principal	Al comienzo del ejercicio	Aumentos	Disminuciones	Transferencias	Al cierre del período	Acumuladas al comienzo del ejercicio	Bajas	Transferencias	Del período	Alic. Anual %	Acumuladas al cierre del período	Neto resultante	Neto resultante
Gasoductos	1.423.062	-	-	442	1.423.504	154.252	-	-	8.407	(1) 2,2	162.659	1.260.845	1.149.770
Plantas compresoras	450.174	-	-	736	450.910	94.140	-	-	4.017	(1) 3,3 a 25	98.157	352.753	351.947
Otras plantas industriales	35	-	-	-	35	3	-	-	-	(1) 3,3	3	32	25
Estaciones de regulación y/c medición de presión	44.852	-	-	1	44.853	9.524	-	-	431	(1) 4	9.955	34.898	36.333
Otras instalaciones técnicas	8.111	-	-	1	8.112	1.983	-	-	149	(1) 6,7	2.132	5.980	5.171
Subtotal de bienes afectados al servicio de transporte de gas	1.926.234	-	-	1.180	1.927.414	259.902	-	-	13.004		272.906	1.654.508	1.543.246
Bienes afectados al servicio de tratamiento y compresión de gas	58.079	-	-	393	58.472	11.560	-	-	962	2,2 a 25	12.522	45.950	38.242
Bienes afectados al servicio de producción y comercialización de LGN	211.919	-	-	130	212.049	63.887	-	-	2.610	(1) 5,9	66.497	145.552	152.032
Terrenos	2.873	-	-	-	2.873	-	-	-	-	-	-	2.873	2.828
Edificios y construcciones civiles	54.617	-	-	1	54.618	11.580	-	-	261	2	11.841	42.777	43.699
Instalaciones en edificios	2.050	-	-	-	2.050	361	-	-	23	4	384	1.666	1.760
Maquinarias, equipos y herramientas	14.682	6	-	4	14.692	8.946	-	-	248	6,7 a 20	9.194	5.498	6.904
Sistemas informáticos y de telecomunicaciones	103.032	-	-	454	103.486	40.142	-	-	2.184	6,7 y 20	42.326	61.160	40.880
Vehículos	7.347	-	-	-	7.347	5.637	-	-	167	10 y 20	5.804	1.543	1.906
Muebles y útiles	5.002	-	-	-	5.002	4.691	-	-	14	10	4.705	297	354
Diferencia de cambio (2)	-	1.476.127	-	-	1.476.127	-	-	-	14.465	(2) 3,9	14.465	1.461.662	-
Materiales	30.450	1.410	515	(852)	30.493	118	-	-	-	-	118	30.375	29.754
Line pack	6.223	-	-	-	6.223	734	-	-	-	-	734	5.489	4.949
Obras en curso	28.024	9.204	-	(1.310)	35.918	-	-	-	-	-	-	35.918	112.800
Anticipo a proveedores de bienes de uso	7.520	3.154	-	-	10.674	-	-	-	-	-	-	10.674	7.475
Total 2002	2.458.052	1.489.901	515	-	3.947.438	407.558	-	-	33.938		441.496	3.505.942	
Total 2001	2.271.297	68.083	1.498	-	2.337.882	333.758	806	-	18.101		351.053		1.986.829

(1) Ver Nota 3.h).
(2) Ver Nota 2.

John Novak
Por Comisión Fiscalizadora

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Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

ANEXO B

BALANCES GENERALES AL 31 DE MARZO DE 2002 Y 2001

ACTIVOS INTANGIBLES (Nota 3)

(Expresados en miles de pesos según lo mencionado en Nota 3.a)

		2002								2001
		Costo original			Amortizaciones					
						Del período				
Cargos diferidos		Al comienzo del ejercicio	Aumentos	Al cierre del período	Acumuladas al comienzo del ejercicio	Importe	Alíc. %	Acumuladas al cierre del período	Neto resultante	Neto resultante
Costos preoperativos, de organización, de rescisión de compromisos asumidos por Contrato de Transferencia y otros	(1)	32.089	-	32.089	12.976	1.255 (3)	(4)	14.231	17.858	22.880
Costo de liquidaciones de acuerdos de cobertura de tasa de interés a futuro	(2)	22.791	-	22.791	10.998	867 (5)	(4)	11.865	10.926	10.287
Costos de programas y emisiones de obligaciones negociables		23.515	-	23.515	13.688	1.006 (5)	(4)	14.694	8.821	9.437
Total 2002		78.395	-	78.395	37.662	3.128		40.790	37.605	
Total 2001		71.353	19	71.372	26.072	2.696		28.768		42.604

(1) Incluye aproximadamente 12.122 de costos generados por el Programa de Retiro Voluntario vigente durante el año 1993, el que tuvo una adhesión de 463 empleados.
(2) Ver Nota 6.
(3) Incluidas en "Costos de explotación", ver anexo H.
(4) Ver nota 3.i).
(5) Incluidas en "Resultados financieros y por tenencia".

John Novak
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Presidente

ANEXO C

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE MARZO DE 2002 Y 2001

INVERSIONES NO CORRIENTES

(Expresados en miles de pesos, según lo mencionado en Nota 3.a)

	2002												2001
	Características de los valores					Información sobre el emisor - Ultimos estados contables emitidos							
Denominación y emisor	Valor nominal	Cantidad	Valor de costo	Valor de libros		Actividad principal	Fecha	Capital social	Resultado del período	Patrimonio neto	% de particip. s/capital social		Valor de libros
Títulos públicos (1)	US$1	10.000.000	10.000	29.000		-	-	-	-	-	-		-
TELCOSUR S.A.	$1	11.998	2.012	834		Prestación de servicios de telecomunicaciones	31/03/02	2.012 (2)	(122)	835	99,98		129
Gas Link S.A.	$1	5.880	1.036	(2.341)	(4) (5)	Construcción y explotación de un gasoducto	31/03/02	2.215 (3)	(28)	2.098	49,00		6

(1) Corresponde a Letras Externas de la República Argentina Tasa Encuesta Serie 74.
(2) Incluye un aporte irrevocable por 2.000 a cuenta de una futura emisión de acciones.
(3) Constituida con un capital social de 12. Incluye aportes irrevocables por 2.203 a cuenta de una futura emisión de acciones (Ver Nota 11).
(4) TGS ha registrado este saldo acreedor en el rubro "Otros pasivos".
(5) Ver Nota 3.g).

John Novak
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Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE MARZO DE 2002 Y 2001

INVERSIONES CORRIENTES

(Expresados en miles de pesos según lo mencionado en Nota 3.a)

	2002		2001
	Valor de costo ajustado	Valor de libros	Valor de libros
INVERSIONES CORRIENTES			
Certificados de depósito en moneda local	-	-	7.333
Certificados de depósito en moneda extranjera	-	-	8.061
Títulos Públicos	134	134	-
Cuenta Corriente remunerada en moneda local	71.736	71.736	-
Cuenta Corriente remunerada en moneda extranjera	6.440	6.440	-
Fondo Común de Inversión en moneda extranjera	64.076	64.076	4.420
Total Inversiones corrientes	142.386	142.386	19.814

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Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE MARZO DE 2002 Y 2001

PREVISIONES

(Expresados en miles de pesos según lo mencionado en Nota 3.a)

Rubro		Saldos al comienzo del ejercicio	Aumentos	Disminuciones	Saldos al cierre del período
Deducidas del activo:					
Para deudores incobrables	2002	1.437	-	-	1.437
	2001	320	330	-	650
Incluidas en el pasivo:					
Para reclamo de terceros (1)	2002	339	-	7	332
	2001	-	240	-	240

(1) Dicha previsión se encuentra incluida en el rubro "Otros pasivos".

John Novak
Por Comisión Fiscalizadora

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Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

COSTO DE VENTAS POR EL PERIODO DE TRES MESES
TERMINADO EL 31 DE MARZO DE 2002 Y 2001

(Expresados en miles de pesos según lo mencionado en Nota 3.a)

	2002	2001
Existencias al inicio del ejercicio	2.896	1.127
Compras de gas natural (1)	7.867	8.852
Costo de Explotación (según Anexo H)	55.629	37.268
Existencias al cierre del período (1)	3.240	2.814
Costo de Ventas	63.152	44.433

(1) Incluye gas natural para su conversión a LGN.

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
30 de mayo de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCES GENERALES AL 31 DE MARZO DE 2002 Y 2001

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

(Expresados en miles de pesos según lo mencionado en Nota 3.a)

	2002				2001		
	Clase y monto de la moneda extranjera (en miles)		Cambio vigente	Monto contabilizado	Clase y monto de la moneda extranjera (en miles)		Monto contabilizado
ACTIVO CORRIENTE							
Caja y bancos	US$	2.578	2,90 (1)	7.476	US$	67	67
Inversiones	US$	24.316	2,90 (1)	70.516	US$	12.481	12.481
Créditos por ventas	US$	8.125	2,90 (1)	23.563	US$	15.667	15.667
Otros créditos	-	-	-	-	US$	223	223
				101.555			28.438
ACTIVO NO CORRIENTE							
Créditos por ventas	-	-	-	-	US$	8.769	8.769
Inversiones	US$	10.000	2,90 (1)	29.000	-	-	-
Bienes de uso - Obras en curso Anticipo a proveedores	-	-	-	-	US$	859	859
				29.000			9.628
				130.555			38.066
PASIVO CORRIENTE							
Cuentas por pagar	US$	186	3,00 (2)	558	US$	28.614	28.614
	XEU	77	2,62 (2)	202	-	-	-
	CAD	28	1,88 (2)	53	-	-	-
	-	-	-	-	Liras	45.787	24
Préstamos	US$	363.645	3,00 (2) (3)	1.090.934	US$	260.141	260.141
				1.091.747			288.779
PASIVO NO CORRIENTE							
Préstamos	US$	686.816	3,00 (2)	2.060.449	US$	746.030	746.030
				3.152.196			1.034.809

(1) Tipo de cambio comprador al 31/03/2002.

(2) Tipo de cambio vendedor al 31/03/2002.

(3) Ver Nota 6. "Otros préstamos bancarios" a los estados contables no consolidados de TGS.

US$: Dólares estadounidenses
CAD: Dólares canadienses
XEU: Euros

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 30 de mayo de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

ANEXO H

TRANSPORTADORA DE GAS DEL SUR S.A.

INFORMACION REQUERIDA POR EL ART. 64, APARTADO I, INC. b) DE LA LEY N° 19.550
POR LOS PERIODOS DE TRES TERMINADOS EL 31 DE MARZO DE 2002 Y 2001

(Expresados en miles de pesos según lo mencionado en Nota 3.a)

	2002					2001
Rubro	Total	Costos de explotación	Gastos de administración	Gastos de comercialización	Gastos financieros	Total
Remuneraciones y otros beneficios al personal	6.358	4.349	1.622	387	-	7.258
Cargas sociales	1.388	930	361	97	-	1.228
Honorarios de directores y síndicos	48	-	48	-	-	47
Honorarios por servicios profesionales	487	12	427	48	-	1.151
Honorarios por asesoramiento Operador Técnico	5.478	5.478	-	-	-	5.489
Materiales diversos	407	407	-	-	-	392
Servicios y suministros de terceros	475	364	111	-	-	497
Gastos de correos y telecomunicaciones	814	592	207	15	-	667
Arrendamientos	178	20	156	2	-	273
Transportes y fletes	183	182	1	-	-	172
Servidumbres	1.006	1.006	-	-	-	1.441
Materiales de oficina	108	23	83	2	-	158
Viajes y estadías	115	38	73	4	-	126
Primas de seguros	533	494	39	-	-	331
Reparación y conservación de bienes de uso	5.412	5.351	60	1	-	2.863
Depreciación de bienes de uso	33.938	32.729	1.209	-	-	18.101
Amortización de activos intangibles	3.128	1.255	-	-	1.873	2.696
Impuestos, tasas y contribuciones	1.167	1.158	9	-	-	1.249
Publicidad y propaganda	5	-	-	5	-	15
Deudores incobrables	-	-	-	-	-	330
Gastos y comisiones bancarias	34	-	32	2	-	40
Intereses	55.216	-	-	-	55.216	21.237
Diferencias de cambio	623.392	-	-	-	623.392	662
Otros gastos y comisiones financieras	4.766	-	-	-	4.766	274
Gastos diversos	1.276	1.241	18	17	-	1.444
Total 2002	745.912	55.629	4.456	580	685.247	
Total 2001		37.268	6.313	946	23.614	68.141

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 30 de mayo de 2002
PRICEWATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

TRANSPORTADORA DE GAS DEL SUR S.A.

BALANCE GENERAL AL 31 DE MARZO DE 2002

DETALLE DE VENCIMIENTOS DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

(Expresados en miles de pesos según lo mencionado en Nota 3.a)

	Colocaciones de fondos (1)	Créditos (2)	Pasivos financieros (3)	Otros pasivos (4)
Sin plazo	-	12.396	-	4.710
Con plazo				
* Vencido:				
Del 1-01-02 al 31-03-02	-	25.002	-	-
Del 1-10-01 al 31-12-01	-	2.161	-	-
Del 1-07-01 al 30-09-01	-	895	-	-
Del 1-04-01 al 30-06-01	-	2	-	-
Hasta el 31-03-01	-	1.927	-	-
Total Vencido	-	29.987	-	-
* A vencer:				
Del 1-04-02 al 30-06-02	142.386	91.258	343.371	67.037
Del 1-07-02 al 30-09-02	-	-	36.107	-
Del 1-10-02 al 31-12-02	-	180	302.284	-
Del 1-01-03 al 31-03-03	-	-	457.797	5.871
Durante 2003 (resto del año)	17.400	740	474.722	-
Durante 2004	11.600	436	380.389	-
Durante 2005	-	485	371.696	-
Durante 2006	-	540	250.400	-
Durante 2007	-	602	130.400	-
Durante 2008	-	670	130.400	-
2009 en adelante	-	5.294	326.000	-
Total a vencer	171.386	100.205	3.203.566	72.908
Total con plazo	171.386	130.192	3.203.566	72.908
Total	171.386	142.588	3.203.566	77.618

(1) Incluye fondos comunes de inversión, títulos públicos y cuentas corrientes remuneradas. Dichas inversiones devengan intereses a tasa variable.

(2) Incluye créditos por ventas y otros créditos, excepto previsiones. Dichos créditos no devengan intereses, excepto por 8.769 que devengan intereses al 5,52% anual. Del total de créditos sin plazo, 43 corresponden al activo corriente y 12.353 al activo no corriente.

(3) Incluye préstamos excluyendo el descuento de emisión correspondiente a la segunda emisión de obligaciones negociables bajo el Programa Global de 1999. Teniendo en cuenta los contratos de swaps celebrados (ver nota 6 a los estados contables no consolidados de TGS), aproximadamente el 55% del capital devenga intereses a tasa fija.

(4) Corresponde al total de pasivos no financieros, excepto previsiones y el saldo por la participación de TGS en LINK (Ver Nota 3.g.). Dichos pasivos no devengan intereses.

John Novak
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
30 de mayo de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

Rafael Fernández Morandé
Presidente

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2º
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

INFORME DE REVISION LIMITADA

A los señores Presidente y Directores de
Transportadora de Gas del Sur S.A.

1. Hemos efectuado una revisión limitada del balance general de Transportadora de Gas del Sur S.A. al 31 de marzo de 2002, de los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de tres meses terminado en esa fecha, y de las notas y anexos que los complementan. Además, hemos efectuado una revisión limitada de los estados contables consolidados de Transportadora de Gas del Sur S.A. con su sociedad controlada por el período de tres meses terminado el 31 de marzo de 2002, los que se presentan como información complementaria. La preparación de los mencionados estados contables es responsabilidad de la Sociedad.

2. Nuestra revisión se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Sociedad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoría, cuyo objetivo es expresar una opinión sobre los estados contables bajo examen. Consecuentemente, no expresamos opinión sobre el balance general, los resultados de las operaciones, las variaciones en el patrimonio neto y el origen y aplicación de fondos de la Sociedad, ni sobre sus estados contables consolidados.

3. Los saldos al 31 de marzo de 2001 que se presentan como información comparativa fueron revisados por otro profesional quien emitió su informe de revisión limitada sin observaciones con fecha 10 de abril de 2001.

4. De acuerdo con lo establecido por la Resolución N° 1/2002 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires ("CPCECABA") y la Resolución N° 392 de la Comisión Nacional de Valores ("CNV") y como se explica en Nota 2. a los estados contables individuales, en el trimestre finalizado el 31 de marzo de 2002 la Sociedad reconoció los efectos de la devaluación del peso argentino. Como

consecuencia de ello, y aplicando los lineamientos de la Resolución N° 3/2002 del CPCECABA y la Resolución N° 398 de la CNV, la Sociedad activó ciertas diferencias de cambio negativas vinculadas con la financiación indirecta de bienes de uso por un monto de miles de $ 1.476.127, en dicho rubro.

5. La Sociedad ha confeccionado los estados contables aplicando los criterios de valuación establecidos por la CNV los que, según se explica en la Nota 3.a) a los estados contables individuales, difieren en ciertos aspectos de las normas contables, especialmente en lo relacionado con el reconocimiento de la inflación sobre estos estados contables. El efecto sobre los estados contables emergente de los diferentes criterios de valuación ha sido cuantificado por la Sociedad e incluido en dicha nota.

6. En Nota 2. se detallan las circunstancias vigentes al cierre del período relacionadas con las medidas económicas emitidas por el Gobierno Nacional para hacer frente a la crisis que vive el país, algunas de las cuales pueden estar pendientes de emisión a la fecha de preparación de estos estados contables. Las mencionadas medidas económicas han deteriorado significativamente la ecuación económica y financiera de la Sociedad. Los principales efectos han sido la fijación de una relación de un peso equivalente a un dólar estadounidense para las tarifas, la eliminación de las cláusulas de indexación de la tarifa por índices de precios de otros países y la incidencia de la devaluación de la moneda argentina sobre los costos operativos y la estructura de endeudamiento de la Sociedad. En este escenario, el Gobierno Nacional ha convocado a un proceso de renegociación de los contratos de servicios públicos incluida la Licencia con la que opera la Sociedad. Dicho proceso se encuentra en su etapa inicial, y no puede preverse a la fecha los efectos que podrían surgir de la conclusión del mismo. Los impactos generados por el conjunto de las medidas adoptadas hasta la fecha por el Gobierno Nacional sobre los estados contables de la Sociedad al 31 de marzo de 2002, se reconocieron de acuerdo con las evaluaciones y estimaciones realizadas por la gerencia de la Sociedad a dicha fecha. Los resultados reales futuros podrían diferir de las mismas y dichas diferencias podrían ser significativas. Entre otros, existe incertidumbre respecto de los flujos de fondos y resultados futuros que generaran las operaciones de la Sociedad y en consecuencia, sobre si los valores recuperables de los bienes de uso superan a sus respectivos valores contables netos. Por lo tanto, los estados contables de la Sociedad pueden no informar todos los ajustes que podrían resultar de estas condiciones adversas.

7. La alteración de los parámetros fundamentales de la Licencia de la Sociedad producto de las medidas citadas en el párrafo anterior y en especial el efecto de la devaluación del peso argentino sobre la deuda financiera en moneda extranjera, han generado el incumplimiento de una serie de índices ("covenants") que la Sociedad se había comprometido a mantener en relación con ciertos pasivos financieros. Si bien la Sociedad se encuentra renegociando con sus acreedores financieros la obtención de una dispensa en relación con el cumplimiento de estos índices, de no obtenerse la misma, esta situación podría transformar en exigibles deudas financieras no corrientes a pedido de los acreedores. En ese caso, dichos pasivos financieros deberían ser reclasificados como corrientes.

8. La dirección de la Sociedad se encuentra implementando un plan de acción para contrarrestar el impacto negativo generado por las circunstancias anteriormente mencionadas. Si bien la dirección de la Sociedad entiende que el plan de acción implementado permitirá mitigar dicho impacto negativo, no es posible asegurar que tendrá éxito al implementarlo y si permitirá, una vez implementado, cumplir con los objetivos establecidos. La Sociedad ha preparado los estados contables adjuntos considerando la continuidad del funcionamiento normal de la misma. Por lo tanto, dichos estados contables no incluyen los efectos de los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran requerirse de no resolverse favorablemente la situaciones descriptas. No es posible en estos momentos prever la evolución futura de la economía nacional, los resultados del proceso de renegociación de la Licencia, y de renegociación de los covenants, ni sus consecuencias sobre la posición económica y financiera de la Sociedad. En consecuencia, los estados contables de la Sociedad deben ser leídos considerando las circunstancias de incertidumbre antes descriptas.

9. En base a la labor realizada y a nuestro examen de los estados contables de esa Sociedad y de sus estados contables consolidados por el ejercicio terminado el 31 de diciembre de 2001, sobre los cuales emitimos nuestro informe el 10 de abril de 2002, conteniendo una salvedad referida a la incertidumbre existente sobre la generación de flujos de fondos futuros que permitan a la Sociedad repagar sus pasivos financieros en su vencimiento original, informamos que los estados contables de Transportadora de Gas del Sur S.A. al 31 de marzo de 2002 y sus estados contables consolidados a esa fecha, preparados de acuerdo con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que, en relación con los mismos, no tenemos otras observaciones que formular.

10. En cumplimiento de disposiciones vigentes informamos que:

a) los estados contables de Transportadora de Gas del Sur S.A. y sus estados contables consolidados se encuentran asentados en el libro "Inventarios y Balances" y cumplen con lo dispuesto en la Ley de Sociedades Comerciales y en las resoluciones pertinentes de la Comisión Nacional de Valores;

b) los estados contables de Transportadora de Gas del Sur S.A. surgen de registros contables llevados en sus aspectos formales de conformidad con normas legales;

c) hemos leído la reseña informativa y la información adicional a las notas a los estados contables requeridas por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, sobre las cuales, en lo que es materia de nuestra competencia, no tenemos otras observaciones que formular que las mencionadas en los párrafos 3. a 8.;

d) al 31 de marzo de 2002 la deuda de Transportadora de Gas del Sur S.A. devengada a favor del Sistema Integrado de Jubilaciones y Pensiones que surge de los registros contables ascendía a $ 526.862, no existiendo a dicha fecha deuda exigible por ese organismo.

Buenos Aires, 30 de mayo de 2002

PRICE WATERHOUSE & CO.

(Socio)

C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI – Folio 99

INFORME DE LA COMISION FISCALIZADORA

A los Señores Accionistas de
TRANSPORTADORA DE GAS DEL SUR S.A.

De nuestra consideración:

De acuerdo con lo requerido por el Reglamento de la Bolsa de Comercio de Buenos Aires, hemos efectuado una revisión limitada del balance general de TRANSPORTADORA DE GAS DEL SUR S.A. al 31 de marzo de 2002 y los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de tres meses terminado en esa fecha. Adicionalmente, hemos revisado la correspondiente "Información adicional a las notas a los estados contables – Art. N° 68 del Reglamento de la Bolsa de Comercio de Buenos Aires", cuya presentación no es requerida por las normas contables profesionales. Los documentos revisados son responsabilidad del Directorio de la Sociedad en ejercicio de sus funciones exclusivas.

Como se describe en la Nota 2 a los estados contables no consolidados adjuntos, durante este año se implementó en el país un profundo cambio del modelo económico y de la Ley de Convertibilidad vigente desde el mes de marzo de 1991. Las principales consecuencias del conjunto de medidas adoptadas por el Gobierno Nacional y detalladas en la mencionada nota son (a) la devaluación del peso argentino respecto del dólar estadounidense y la pesificación de ciertos activos y pasivos en moneda extranjera mantenidos en el país, (b) el incumplimiento de los pagos de la deuda pública externa, (c) la introducción de restricciones al retiro de fondos depositados en las instituciones financieras, (d) la restricción a realizar transferencias al exterior en concepto de préstamos financieros y de distribución de dividendos sin la previa autorización del Banco Central de la República Argentina, (e) el incremento de los precios internos y (f) la renegociación de los contratos de servicios públicos. La evolución futura de la crisis económica podría requerir de medidas adicionales por parte del Gobierno Nacional. Los estados contables adjuntos deben ser leídos teniendo en cuenta las cuestiones previamente mencionadas.

La alteración de los parámetros fundamentales de la Licencia de la Sociedad producto de las medidas citadas en el párrafo anterior y en especial el efecto de la devaluación del peso argentino sobre la deuda financiera en moneda extranjera, han generado el incumplimiento de una serie de índices ("covenants") que la Sociedad se había comprometido a mantener en relación con ciertos pasivos financieros. Si bien la Sociedad se encuentra renegociando con sus acreedores financieros la obtención de una dispensa en relación con el cumplimiento de estos índices, de no obtenerse la misma, esta situación podría transformar en exigibles deudas financieras no corrientes a pedido de los acreedores. En ese caso, dichos pasivos financieros deberían ser reclasificados como corrientes.

La Sociedad ha confeccionado los estados contables aplicando los criterios de valuación establecidos por la Comisión Nacional de Valores los que, según se explica en la Nota 3.a) a los estados contables no consolidados adjuntos, difieren en ciertos aspectos de las normas contables vigentes, especialmente en lo relacionado con el reconocimiento de la inflación sobre estos estados contables. El efecto sobre los estados contables emergente de los diferentes criterios de valuación ha sido cuantificado por la Sociedad e incluido en dicha Nota.

Nuestro trabajo se basó en la revisión limitada de los documentos arriba indicados efectuada por la firma Price Waterhouse & Co. de acuerdo con las normas de auditoría vigentes en Argentina para la revisión limitada de estados contables correspondientes a períodos intermedios, y se circunscribió a la información significativa de los documentos revisados, su congruencia con la información sobre las decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la ley y a los estatutos, en lo relativo a sus aspectos formales y documentales. No hemos efectuado ningún control de gestión y, por lo tanto, no hemos evaluado los criterios y decisiones empresarias de administración, financiación, comercialización y operación, dado que estas cuestiones son de responsabilidad exclusiva del Directorio.

Basados en nuestra revisión, sujeto al efecto que sobre los estados contables podrían tener las situaciones descriptas precedentemente, y en el "Informe del Auditor" de fecha 30 de mayo de 2002 del contador Héctor A. López (socio de la firma Price Waterhouse & Co.), no hemos tomado conocimiento de ninguna modificación importante que deba hacerse a:

a. Los estados contables mencionados en el primer párrafo, para que los mismos estén de conformidad con la Ley de Sociedades Comerciales, las normas pertinentes de la Comisión Nacional de Valores y, adicionalmente, excepto por la falta de reconocimiento de las variaciones en el poder adquisitivo de la moneda mencionada en el párrafo anterior, con las normas contables profesionales vigentes en Argentina.

b. La "Información adicional a las notas a los estados contables – Art. N° 68 del Reglamento de la Bolsa de Comercio de Buenos Aires".

Informamos además, en cumplimiento de disposiciones legales vigentes y en ejercicio del control de legalidad que nos compete, que hemos aplicado durante el período los restantes procedimientos descriptos en el artículo N° 294 de la Ley N° 19.550, que consideramos necesarios de acuerdo con las circunstancias, no teniendo observaciones que formular al respecto.

Buenos Aires, 30 de mayo de 2002

POR COMISION
FISCALIZADORA

John Novak
Síndico

INFORMACION ADICIONAL A LAS NOTAS A LOS ESTADOS CONTABLES - ART. Nº 68 DEL REGLAMENTO DE LA BOLSA DE COMERCIO DE BUENOS AIRES

(Cifras expresadas en miles de pesos según lo mencionado en Nota 3.a. a los estados contables no consolidados de Transportadora de Gas del Sur S.A. – "TGS" o "la Sociedad")

En cumplimiento con lo establecido en el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, el Directorio ha aprobado la siguiente información adicional a las notas a los estados contables correspondientes al período de tres meses terminado el 31 de marzo de 2002, la cual debe ser leída en forma conjunta con dichos estados contables.

CUESTIONES GENERALES SOBRE LA ACTIVIDAD DE LA SOCIEDAD

1 - No son de aplicación a la Sociedad regímenes jurídicos específicos que hubieran implicado decaimiento o resurgimiento de beneficios.

2 - No existen modificaciones significativas en las actividades de la Sociedad u otras circunstancias similares significativas que pudieran afectar la comparabilidad de los presentes estados contables con los presentados en períodos anteriores o con los que se presentarán en el futuro, que no hayan sido consideradas en los estados contables. Ver Notas 2. y 7. a los estados contables no consolidados de TGS.

3 - Créditos y deudas:

3.a) La clasificación por vencimiento se expone en el Anexo I a los estados contables no consolidados de TGS.

3.b) Con respecto a los créditos y deudas en moneda extranjera, ver Anexo G a los estados contables no consolidados de TGS. No existen créditos y deudas en especie significativos.

3.c) Con respecto a los créditos y deudas sujetos a cláusula de ajuste, la Sociedad posee al 31 de marzo de 2002 un saldo de 34.887 correspondiente a préstamos, que se actualizan por el Coeficiente de Estabilización de Referencia (CER).

3.d) Los créditos que devengan intereses al 31 de marzo de 2002 ascienden a 8.871 al 5,52% anual. El total de las deudas que devengan intereses al 31 de marzo de 2002 es de 3.203.909 (incluido intereses) y 77.276 es el total de las que no devengan interés.

4 - Con respecto a la participación en sociedades del art. 33 de la Ley N° 19.550, ver Nota 11 a los estados contables no consolidados de TGS.

Los saldos significativos con las sociedades relacionadas, controlada y vinculada se exponen en Nota 10 a los estados contables no consolidados de TGS al 31 de marzo de 2002. Los mismos son en pesos, no devengan intereses y vencen antes del 30 de junio de 2002, excepto por los siguientes saldos a cobrar a Telcosur S.A.:

Con plazo	
Vencido entre el 1/01/02 y el 31/03/02	858
Vencido entre el 1/10/01 y el 31/12/01	599
Vencido entre el 1/07/01 y el 30/09/01	833
Total vencido	2.290

Véase nuestro informe de fecha
30 de mayo de 2002

PRICE WATERHOUSE & CO.

(Socio)

C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.

Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

5 - No existen créditos por ventas o préstamos contra directores, síndicos, y sus parientes hasta segundo grado inclusive. No se otorgaron préstamos a los mismos en el presente período.

6 - Los bienes de cambio corresponden a gas natural en el sistema de gasoductos y productos terminados en el Complejo General Cerri. La Sociedad efectúa mediciones mensuales sobre la totalidad del mismo. Asimismo, no existen bienes de cambio de inmovilización significativa en el tiempo.

7- Al 31 de marzo de 2002, los únicos bienes valuados a valores corrientes son los bienes de cambio (gas natural en el sistema de gasoductos y productos terminados en el Complejo General Cerri). Al respecto, ver Nota 3.f) a los estados contables no consolidados de TGS.

8- No existen bienes de uso revaluados técnicamente. Para la determinación del valor de los bienes de uso transferidos por Gas del Estado, ver Nota 3.h) a los estados contables no consolidados de TGS.

9- No existen bienes de uso significativos obsoletos.

10- La Sociedad no posee participación en otras sociedades en exceso de lo admitido por el Art. 31 de la Ley N° 19.550.

11- El valor recuperable de los bienes de cambio se determinó en base a su valor neto estimado de realización.

El valor recuperable de los bienes de uso tomados en su conjunto se determinó en base a su utilización económica.

12- Al 31 de marzo de 2002, los seguros contratados sobre los bienes tangibles de la Sociedad son los siguientes:

RIESGO CUBIERTO	BIENES ASEGURADOS	SUMA ASEGURADA	VALOR CONTABLE (2)
Incendio (Todo riesgo operativo y pérdida de beneficio)	Bienes afectados al servicio de producción y comercialización de líquidos de gas natural	449.351	161.095
Incendio (Todo riesgo operativo y pérdida de beneficio)	Bienes afectados al servicio de transporte de gas sin gasoductos (1)	1.213.844	550.126
Incendio (Todo riesgo operativo y pérdida de beneficio)	Bienes afectados al servicio de tratamiento y compresión de gas en yacimiento Río Neuquén	34.500	27.489

(1) Incluye los bienes correspondientes a Administración central y aquellos tramos de gasoductos que atraviesan ríos y el Estrecho de Magallanes.

(2) Dichos importes no contemplan la capitalización de la diferencia de cambio.

Adicionalmente la Sociedad posee las siguientes pólizas: accidentes de trabajo, responsabilidad civil hacia terceros general, responsabilidad civil sobre directores y funcionarios y responsabilidad civil hacia terceros automotores.

13- Con respecto a las previsiones registradas al cierre del presente período, ver Anexo E a los estados contables no consolidados de TGS.

14- No existen situaciones contingentes significativas de ocurrencia no remota cuyos efectos patrimoniales no hayan sido considerados en los estados contables.

Véase nuestro informe de fecha
30 de mayo de 2002
PRICE WATERHOUSE & CO.
(Socio)
C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.
Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

15- No existen adelantos irrevocables a cuenta de futuras suscripciones.

16- No existen acciones preferidas.

17- Con respecto a restricciones a la distribución de los resultados no asignados, ver Notas 8.c), 8.d) y 2 a los estados contables no consolidados de TGS.

Buenos Aires, 30 de mayo de 2002.

John Novak
Por Comisión Fiscalizadora

Rafael Fernández Morandé
Presidente

Véase nuestro informe de fecha
30 de mayo de 2002

PRICE WATERHOUSE & CO.

(Socio)

C.P.C.E.C.F. T° 1 F° 1 R.A.P.U.

Dr. Héctor A. López
Contador Público (UBA)
C.P.C.E. Capital Federal
Tomo LXXVI - Folio 99

TGS

Buenos Aires, 25 de abril de 2002
GAL 0622/02

8283

COMISION NACIONAL DE VALORES
25 ABR 02 14 28

Sres.
Comisión Nacional de Valores.
At. Dr. Cipriano Rodriguez
S / D

Ref.: Transportadora de Gas del Sur S.A. – Convocatoria a Asambleas de Obligacionistas

De nuestra mayor consideración:

Tenemos el agrado de dirigirnos a ustedes en representación de Transportadora de Gas del Sur S.A. ("TGS" o la "Sociedad"), con relación a la convocatoria a las Asambleas Extraordinarias de Obligacionistas de TGS a celebrarse el próximo viernes 26 de abril de 2002, que fueron oportunamente informadas a esa CNV (Nota 007276 del 12/04/02).

Al respecto, por la presente informamos que habiéndose constatado, al cerrarse el libro de Registro de Asistencia a Asambleas, que no se habían recibido la suficiente cantidad de comunicaciones de parte de los tenedores de las obligaciones negociables que permitieran que alguna de las asambleas convocadas se constituyeran válidamente en primera convocatoria, la Sociedad ha resuelto no realizar las asambleas de obligacionistas por falta de quórum, y oportunamente determinar y comunicar al público inversor y a las autoridades pertinentes la fecha de la celebración de las asambleas de tenedores de los títulos en segunda convocatoria, la que será dentro del plazo máximo permitido por la normativa vigente.

Sin otro particular los saluda muy atentamente,

Transportadora de Gas del Sur

Dr. Enrique P. Prini Estebecorena
Apoderado

TGS

THOMSON FINANCIAL

Contacts in Buenos Aires	Contacts in New York
Investor Relations	
Eduardo Pawluszek, Finance & Investor Relations Manager	Alex Cancio, Manager
Gonzalo Castro Olivera, Investor Relations	(alex.cancio@tfn.com)
(gonzalo_olivera@tgs.com.ar)	Mariana Crespo, Associate Director
Tel: (54-11) 4865-9077	(mariana.crespo@tfn.com)
Media Relation	**Thomson Financial /Corporate Group**
Rafael Rodriguez Roda	Tel: (212) 701-1973
Tel: (54-11) 4865-9050 ext. 1238	

TGS Reports First Quarter ended March 31, 2002 Earnings[1]

FOR IMMEDIATE RELEASE: Monday, May 6, 2002

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today reported net loss of Ps. 515.6 million or Ps. 0.649 per share (Ps. 3.245 per ADS) for the first quarter of 2002, as compared to a net income of Ps. 33.0 million or Ps. 0.042 per share (Ps. 0.208 per ADS), for the same quarter of 2001.

The Company is currently assessing the impacts associated with the new legal framework on its financial condition, including the effects of the devaluation that occurred during the first quarter of 2002, the tariff renegotiation and the negotiations with third parties. Consequently, TGS has requested and obtained from the Argentine Securities Commission ("CNV") and the Buenos Aires Stock Exchange an extension for the filing of its financial statements as of March 31, 2002. Therefore, the information contained in this press release is unaudited.

Capitalization of the foreign exchange loss originated by the Argentine peso devaluation

At the beginning of 2002, the Professional Council of Economic Sciences of the City of Buenos Aires issued an accounting rule which allows the capitalization of the foreign exchange loss (originated by the Argentine peso devaluation which started in January 2002) generated by debts denominated in US dollars, whose purpose was to finance investments in fixed assets and/or other companies incorporated in Argentina. Such rule establishes that the foreign exchange loss generated by such debts could be capitalized proportionally to the corresponding remaining balances of such assets at the end of the period or year, up to the limit of their recoverable value. Consequently, TGS has capitalized Ps. 1,476.1 million in the account "Property, Plant and Equipment, net", which generated a higher depreciation of Ps. 14.5 million in the period.

[1] All figures included in this press release are unaudited.

First Quarter ended March 31, 2002 vs. First Quarter ended March 31, 2001

Net revenues for the first quarter of 2002 increased by 11.3% to Ps. 141.1 million due to increases in both the NGL Production and Commercialization and Other Services segments, partially offset by lower Gas Transportation revenues.

Gas transportation revenues decreased by Ps. 1.0 million principally as a result of several consecutive U.S. Producer Price Index ("PPI") increases registered in the first quarter of 2001, which were not accrued in the first quarter of 2002. In December 2001, the Argentine Government declared a default on its foreign debt payments, and in January 2002, the Emergency and Exchange Rate Law was approved. This law eliminates tariff adjustments based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure, establishing a conversion rate of one peso equal to one US dollar for tariffs, and the re-negotiation of public utility contracts with no clearly defined scope, among other provisions. Given the current scenario, the transfer of the PPI to tariffs, which the Company legitimately claimed, is improbable, as the possibility of recovering it through the Argentine Government is subject to future events which are beyond the control of the Company. Consequently, at the end of 2001, TGS recorded a loss in "Other expenses, net" reflecting the Company's inability to recover deferred PPI adjustments accrued in 2001 and 2000, which does not mean that TGS waives the rights and the actions it is entitled to according to specific provisions contained in the Regulatory Framework.

This negative effect was partially offset by a higher average firm contracted capacity coming from new gas transportation agreements. Firm contracted capacity rose from 58.2 million cubic meters a day ("MMm^3/d") or 2.05 Billion cubic feet a day ("Bcf/d") in the first quarter of 2001 to 61.6 MMm^3/d or 2.18 Bcf/d in the first quarter of 2002.

The NGL Production and Commercialization segment reported a Ps. 9.5 million revenue increase reflecting the positive effect of the Argentine peso devaluation on the NGL export revenues. These effects were partially mitigated by the decrease of NGL international prices.

Other services segment reported a Ps. 5.8 million revenue increase as a result of new construction, telecommunication and upstream services rendered. Construction services during the first quarter of 2002 include those provided to Gas Link S.A. (a related company responsible for linking TGS's gas transportation system to the Cruz del Sur Pipeline).

Operating costs and administrative and selling expenses for the first quarter of 2002 increased by Ps. 16 million as compared to the same period of last year, mainly reflecting: (i) Ps. 16.1 million of increased depreciation and amortization expenses, mainly associated to the foreign exchange loss capitalization, explained above, and (ii) Ps. 2.5 million of internal inspection pipeline expense incurred in the first quarter of 2002. Both effects were partially offset by lower administrative expenses.

The Equity in losses of affiliates registered in the first quarter of 2002, mainly reflects the elimination of intercompany profits generated by the construction services rendered to Gas Link S.A.

Net financial expense for the first quarter of 2002 increased by Ps. 37.1 million, compared to the first quarter of 2001, as a result of the negative impact of the Argentine peso devaluation on the interest accrued in the current period.

Foreign exchange loss for the first quarter of 2002, reflects the impact of the 200% Argentine peso devaluation. Such foreign exchange loss was mainly generated by the Company's US dollar denominated debt which has not been capitalized.

As of March 31, 2002, TGS did not accrue income tax due the tax loss carryforward generated by the Argentine peso devaluation.

TGS, with a current delivery capacity of approximately 62.5 MMm^3/d or 2.2 Bcf/d is Argentina's leading transporter of natural gas. The Company is also Argentina's leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company's common stock. CIESA is currently owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary, and 50% by subsidiaries of Enron Corp.

Please see attached table for additional financial and operating information.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company's filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Consolidated Financial and Operating Data for the three month period ended March 31, 2002 and 2001
(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)
(unaudited)

Income Statement Data	1st. Quarter	
	2002	2001
Net Revenues	**141.1**	**126.8**
Gas transportation	100.3	101.3
GLP production and commercialization	32.0	22.5
Other services	8.8	3.0
Operating Costs	**(63.1)**	**(44.6)**
Operation and maintenance	(29.1)	(26.7)
Depreciation and amortization expenses	(34.0)	(17.9)
Gross Operating Profit	**78.0**	**82.2**
Administrative and Selling Expenses	(5.2)	(7.7)
Operating Income	**72.8**	**74.5**
Other (Expense) Income, net	(0.7)	0.2
Equity in losses of related companies	(2.5)	0.0
Net Financial Expense	(59.1)	(22.0)
Foreign exchange loss	(526.1)	(0.6)
Net (Loss) Income before Income Tax	**(515.6)**	**52.1**
Income Tax Expense	0.0	(19.1)
Net (Loss) Income	**(515.6)**	**33.0**
(Losses) Earnings per share	(0.649)	0.042
(Losses) Earnings per ADS	(3.245)	0.208

Selected Financial Information

Capital Expenditures	13.8	68.1
EBITDA	104.8	94.1

Operating Data

Transmission Volumes (million of cf/d)

Average firm contracted capacity	2,175.4	2,055.3
Average deliveries	1,465.6	1,529.1

Processing sales (thousand of short tons)

Ethane	84.5	85.5
Propane and Butane	115.5	107.6
Natural Gasoline	16.2	27.1

TGS

0105

Buenos Aires, 21 de mayo de 2002
GAL 0706/02

COMISION NACIONAL
DE VALORES
22 MAY 02 11 01
RECIBIDO

Sres.
Comisión Nacional de Valores.
At. Dr. Cipriano Rodriguez
S / D

Ref.: Transportadora de Gas del Sur S.A. – Convocatoria a Asambleas de Obligacionistas

De nuestra mayor consideración:

Tenemos el agrado de dirigirnos a ustedes en representación de Transportadora de Gas del Sur S.A. ("TGS" o la "Sociedad"), con relación a la convocatoria a las Asambleas Extraordinarias de Obligacionistas de TGS a celebrarse el próximo viernes 24 de mayo de 2002, que fueron oportunamente informadas a esa CNV .

Al respecto, por la presente informamos que habiéndose constatado, al cerrarse el libro de Registro de Asistencia a Asambleas, que no se habían recibido la suficiente cantidad de comunicaciones de parte de los tenedores de las obligaciones negociables que permitieran que alguna de las asambleas convocadas se constituyera válidamente en segunda convocatoria, la Sociedad ha resuelto no realizar las asambleas de obligacionistas por falta de quórum.

Mientras tanto la Sociedad continuará con sus conversaciones con los tenedores de sus títulos de deuda tendientes a acordar las excepciones a algunas de las condiciones contractuales de los instrumentos de emisión de dichos títulos, y oportunamente comunicará al público inversor y a las autoridades pertinentes la realización de nuevas asambleas de tenedores de los títulos.

Sin otro particular los saluda muy atentamente,

Transportadora de Gas del Sur

Dr. Enrique P. Prini Estebecorena
Apoderado

TGS

THOMSON FINANCIAL

Contacts in Buenos Aires	*Contacts in New York*
Investor Relations	
Eduardo Pawluszek, Finance & Investor Relations Manager	Alex Cancio, Manager
Gonzalo Castro Olivera, Investor Relations	(alex.cancio@tfn.com)
(gonzalo_olivera@tgs.com.ar)	Mariana Crespo, Associate Director
Tel: (54-11) 4865-9077	(mariana.crespo@tfn.com)
Media Relation	**Thomson Financial /Corporate Group**
Rafael Rodriguez Roda	Tel: (212) 701-1973
Tel: (54-11) 4865-9050 ext. 1238	

TGS confirms first quarter 2002 results, announced through a press release dated May 6, 2002

FOR IMMEDIATE RELEASE:

Thursday, May 30, 2002 - Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") NYSE: TGS, MERVAL:TGSU2, Argentina's leading transporter of natural gas, announced today that its Board of Directors has approved the interim financial statements ended March 31, 2002. The results reported in such financial statements are the same as those announced on May 6, 2002.

The Company reported a net loss of Ps. 515.6 million or Ps. 0.649 per share (Ps. 3.245 per ADS) for the first quarter of 2002, as compared to a net income of Ps. 33.0 million or Ps. 0.042 per share (Ps. 0.208 per ADS), for the same quarter of 2001.

Please see attached tables for additional financial and operating information-

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina's leading transporter of natural gas. The Company is also Argentina's leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary and Enron Corp. subsidiaries, hold approximately 70% of the Company's common stock. CIESA is currently owned 50% by Pecom Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company's filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Consolidated Financial and Operating Data for the three month period ended March 31, 2002 and 2001
(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

Income Statement Data	1st. Quarter	
	2002	2001
Net Revenues	***141.1***	***126.8***
Gas transportation	100.3	101.3
GLP production and commercialization	32.0	22.5
Other services	8.8	3.0
Operating Costs	**(63.1)**	**(44.6)**
Operation and maintenance	(29.1)	(26.7)
Depreciation and amortization expenses	(34.0)	(17.9)
Gross Operating Profit	**78.0**	**82.2**
Administrative and Selling Expenses	(5.2)	(7.7)
Operating Income	**72.8**	**74.5**
Other (Expense) Income, net	(0.7)	0.2
Equity in losses of related companies	(2.5)	0.0
Net Financial Expense	(59.1)	(22.0)
Foreign exchange loss	(526.1)	(0.6)
Net (Loss) Income before Income Tax	**(515.6)**	**52.1**
Income Tax Expense	0.0	(19.1)
Net (Loss) Income	**(515.6)**	**33.0**
(Losses) Earnings per share	(0.649)	0.042
(Losses) Earnings per ADS	(3.245)	0.208

Selected Financial Information

Capital Expenditures	13.8	68.1
EBITDA	104.8	94.1

Operating Data

Transmission Volumes (million of cf/d)

Average firm contracted capacity	2,175.4	2,055.3
Average deliveries	1,465.6	1,529.1

Processing sales (thousand of short tons)

Ethane	84.5	85.5
Propane and Butane	115.5	107.6
Natural Gasoline	16.2	27.1

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three month period ended March 31, 2002 and 2001

(In million of Argentine Pesos)

Three month period ended March 31, 2002	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	100.3	32.0	8.8	—	141.1
Operating income (loss)	58.7	16.5	2.8	(5.2)	72.8
Depreciation of PP&E	25.5	4.7	2.5	1.2	33.9
Additions to PP&E	13.2	0.0	0.5	0.1	13.8
Identifiable assets	3,199.0	329.1	144.5	197.9	3,870.5
Three month period ended March 31, 2001					
Net revenues	101.3	22.5	3.0		126.8
Operating income (loss)	72.9	8.7	0.2	(7.3)	74.5
Depreciation of PP&E	13.2	2.7	0.8	1.4	18.1
Additions to PP&E	57.0	0.5	10.7	0.2	68.4
Identifiable assets	1,863.9	195.1	68.8	56.6	2,184.4

Breakdown of Net Interest Expense for the three month periods ended March 31, 2002 and 2001

	Three month period ended March 31, 2002	Three month period ended March 31, 2001
Interest expense and others	(61.3)	(23.0)
Interest on investments	2.2	1.0
All-in net interest expense	(59.1)	(22.0)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance sheets as of March 31, 2002 and 2001
(in million of Argentine pesos)

	March 31, 2002	March 31, 2001
Current assets		
Cash	10.8	3.7
Investments	142.4	19.8
Trade receivables	109.6	63.3
Other receivables	9.4	11.0
Inventories	3.2	2.8
Total current assets	**275.4**	**100.6**
Non current assets		
Trade receivables	8.4	41.6
Other receivables	12.8	12.4
Investments	29.0	0.0
Property, plant and equipment, net	3,507.3	1,987.2
Intangible assets, net	37.6	42.6
Total non current assets	**3,595.1**	**2,083.8**
Total assets	**3,870.5**	**2,184.4**
Current liabilities		
Accounts payable	58.4	74.4
Loans	1,139.6	260.1
Payroll and social security taxes	2.7	2.5
Taxes payable	15.1	23.4
Other liabilities	4.0	2.1
Total current liabilities	**1,219.8**	**362.5**
Non current liabilities		
Loans	2,063.5	746.0
Total liabilities	**3,283.3**	**1,108.5**
Shareholders' equity	**587.2**	**1,075.9**
Total liabilities and shareholders' equity	**3,870.5**	**2,184.4**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated statements of cash flows for the three-month periods ended March 31, 2002 and 2001

(In million of Argentine pesos)

	Three-Month Period ended March 31, 2002	2001
Cash flows from operating activities		
Net (loss) income for the period	(515.6)	33.0
Reconciliation of net (loss) income to cash flows from operating activities:		
Depreciation of property, plant and equipment	33.9	18.1
Amortization of intangible assets	3.1	2.7
Consumption of materials	0.5	0.2
Allowances	-	0.7
Equity in earnings of affiliate	2.5	-
Foreign exchange loss	577.5	-
Changes in assets and liabilities:		
Trade receivables	(33.7)	(11.0)
Other receivables	4.0	0.3
Inventories	(0.3)	(1.7)
Accounts payable	11.1	2.9
Payroll and social security taxes	(2.9)	(1.9)
Taxes payable	4.5	0.2
Other liabilities	1.0	0.6
Interest payable and others	26.4	19.5
Cash flows from operating activities	**112.0**	**63.6**
Cash flows used in investing activities		
Contributions to related company	(0.4)	(0.0)
Additions to property, plant and equipment	(14.2)	(46.4)
Cash flows used in investing activities	**(14.6)**	**(46.4)**
Cash flows from (used in) financing activities		
Proceeds from loans	2.2	6.0
Payment of loans	(47.7)	(3.0)
Net increase in short term debt	45.7	29.1
Dividends paid	-	(45.7)
Cash flows from (used in) financing activities	**0.2**	**(13.6)**
Net increase in cash and cash equivalents	**97.6**	**3.6**
Cash and cash equivalents at the beginning of year	**55.6**	**19.9**
Cash and cash equivalents at the end of period	**153.2**	**23.5**

Buenos Aires, 31 de mayo de 2002
GAL 0740/02

Sres.
Comisión Nacional de Valores.
At. Dr. Cipriano Rodriguez
S / D

Ref.: Transportadora de Gas del Sur S.A. – Información relevante.

De nuestra mayor consideración:

En el marco de lo informado en anteriores oportunidades en relación con el impacto y las implicancias sobre la actividad y operaciones de la Sociedad que tuvo la sanción de la Ley Nº 25.561 de Emergencia Pública y Reforma del Régimen Cambiario y los distintos Decretos emitidos por el P.E. y las regulaciones del Banco Central de la República Argentina, se han mantenido conversaciones con algunos de los tenedores de las obligaciones negociables emitidas por la Sociedad (los "Títulos") tendientes a acordar la dispensa de ciertos compromisos asumidos por TGS bajo los instrumentos y convenios de fideicomisos suscritos en ocasión de la emisión de los Títulos.

De acuerdo con esas negociaciones, y a fin de instrumentar debidamente dichas dispensas, se convocó a todos los tenedores de los Títulos a sendas asambleas extraordinarias, en primera y segunda convocatoria que no se pudieron realizar por falta de quórum al no haberse recibido en debido tiempo la cantidad suficiente de comunicaciones de asistencia a asamblea por parte de los tenedores de los Títulos.

En consecuencia, la Sociedad ha decidido continuar con las conversaciones con los tenedores de los Títulos a fin de obtener la dispensa de ciertos compromisos asumidos por TGS bajo los instrumentos y convenios de fideicomisos suscritos en ocasión de la emisión de los Títulos y oportunamente, convocar nuevas asambleas de tenedores de los Títulos a fin de considerar las dispensas que fueren pertinentes.

Sin otro particular los saluda muy atentamente,

Transportadora de Gas del Sur

Dr. Enrique P. Prini Estebecorena
Apoderado

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By: ______________________

Name: Eduardo Ojea Quintana
Title: **Chief Executive Officer**

By: ______________________

Name: Claudio Schuster
Title: **Chief Financial Officer**